SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission File Number 1-6049

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:  Target Corporation 401(k) Plan.

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TARGET CORPORATION

1000 Nicollet Mall
Minneapolis, Minnesota 55403

Target Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Plan Participants
Target Corporation

We have audited the accompanying statements of net assets available for benefits of the Target Corporation 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP
Minneapolis, Minnesota
June 13, 2014

Target Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

(in thousands)	December 31
	2013	2012
Assets
Investments	$6,833,912	$6,017,493
Receivables:
Due from broker for securities sold	28,350	31,358
Notes receivable from participants	153,184	133,563
Employer contributions	13,985	12,614
Participant contributions	14,123	12,670
Interest	2,450	2,455
Total receivables	212,092	192,660
Total assets	7,046,004	6,210,153
Liabilities
Payables:
Due to broker for securities purchased	31,448	36,952
Expenses	1,226	1,292
Total liabilities	32,674	38,244
Net assets reflecting all investments at fair value	7,013,330	6,171,909
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	(4,754)
Net assets available for benefits	$7,013,330	$6,167,155

See accompanying notes.

Target Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

(in thousands)	2013	2012
Additions
Investment income:
Interest and dividends	$60,503	$64,513
Net realized and unrealized appreciation in fair value of investments	728,063	712,078
Total investment income	788,566	776,591
Interest income on notes receivable from participants	5,845	5,239
Contributions:
Participant contributions	345,765	324,617
Employer contributions	224,430	213,114
Total contributions	570,195	537,731
Total additions	1,364,606	1,319,561
Deductions
Benefits paid to participants	507,496	467,800
Administration fees	10,935	11,872
Total deductions	518,431	479,672
Net increase	846,175	839,889
Net assets available for benefits:
Beginning of year	6,167,155	5,327,266
End of year	$7,013,330	$6,167,155

See accompanying notes.

Target Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan

Employees of Target Corporation (the Company and the Plan Administrator) who meet eligibility requirements of age and hours worked can participate in the Target Corporation 401(k) Plan (the Plan).

Participants can invest up to 80% of their current gross cash compensation in the Plan, within the limits of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Except for highly compensated participants, participants are allowed to make contributions to the Plan in any combination of before-tax and/or after-tax contributions. Highly compensated participants, as defined by the Internal Revenue Code (the Code), can only make before-tax contributions to the Plan. Participants can contribute up to the annual contribution limits established by the Internal Revenue Service (the IRS) of $17,500 and $17,000, for 2013 and 2012, respectively, plus a $5,500 catch-up for participants age 50 and older.

Generally, the Company matches 100 percent of each participant’s contribution up to 5 percent of total compensation. Participants are immediately vested in both participant contributions and the Company’s matching contributions. All investments are participant directed, including the Company's matching contributions, which are invested in the Target Corporation Common Stock Fund unless otherwise directed by the participant.

Participants may receive benefits upon termination, death, disability or retirement in installments or as a lump-sum amount equal to the vested value of their account, subject to certain restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain restrictions.

The Plan allows for two types of loans: the purchase of a primary residence and a general-purpose loan. Participants may have one of each loan type outstanding at any given time. Principal and interest is paid through payroll deductions. Interest rates are set at 1% plus the prime rate as published by the Wall Street Journal on the first business day of the month the loan is issued. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA.

For more detailed information regarding the Plan, participants may refer to the Summary Plan Description available from the Company.

2. Accounting Policies

Basis of Presentation

The accounting and financial reporting policies of the Plan conform to U.S. generally accepted accounting principles (U.S. GAAP).

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value includes the Plan’s gains and losses on investments purchased, sold and held during the year. See Note 5 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. In determining net assets available for benefits, fully benefit-responsive investment contracts are adjusted to contract value, as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2013, the Plan held no such interests. As of December 31, 2012, the Plan held an indirect interest in such contracts through its investment in collective trust funds.

Notes Receivable

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded when it is earned. Principal and interest from the repayment of loans are allocated to participants’ investment accounts in accordance with each participant’s investment election in effect at the repayment date. No allowance for credit losses has been recorded as of December 31, 2013 or 2012.

Plan Expenses

Expenses paid by the Plan include the following: fund management fees, trustee fees, monthly processing and record-keeping costs, quarterly participant account statement preparation and distribution costs, and other third-party administrative expenses. All other Plan expenses are paid by the Company.

Use of Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting reported amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results may differ significantly from those estimates.

Subsequent Events

In January 2014, a Roth deferral option was added to the Plan. Participants can now contribute to the Plan on a before-tax, after-tax, and Roth basis.

In May 2014, the Ventures 401(k) Plan was created to accept contributions from a subset of Target team members. A master trust structure was established to include both the Target Corporation 401(k) Plan and the new Ventures 401(k) Plan.

3. Stable Value Fund

In June 2012, the Stable Value Fund (the SVF) investment option was discontinued and converted into the Intermediate-term Bond Fund (ITBF).  All balances in the SVF were automatically invested in the ITBF, and the ITBF began accepting transfers and new contributions.

4. Fair Value Measurements

Fair value measurements are categorized into one of three levels based on the lowest level of significant input used: Level 1 (unadjusted quoted prices in active markets); Level 2 (observable market inputs available at the measurement date, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data).

(in thousands)	Fair Value at December 31, 2013
	Level 1	Level 2	Level 3
Cash equivalents	$—	$17,955	$—
Target Corporation Common Stock Fund(a)	2,036,876	—	—
Commingled funds:
U.S. equities(c)	—	1,614,929	—
Lifecycle funds(b)	—	1,469,617	—
International equities(c)	—	705,534	—
U.S. government and agency obligations(c)	—	203,634	—
Cash Series Prime Fund(c)	—	196,532	—
Intermediate-term Bond Fund(d)
U.S. government and agency obligations	—	288,185	—
Corporate bonds	—	201,374	—
Asset-backed securities	—	66,703	—
Cash equivalents	—	26,864	—
Commingled Funds	—	5,709	—
Total	$2,036,876	$4,797,036	$—

(in thousands)	Fair Value at December 31, 2012
	Level 1	Level 2	Level 3
Cash equivalents	$—	$16,686	$—
Target Corporation Common Stock Fund(a)	2,002,641	—	—
Commingled funds:
U.S. equities(c)	—	1,104,583	—
Lifecycle funds(b)	—	1,153,617	—
International equities(c)	—	546,247	—
U.S. government and agency obligations(c)	—	315,295	—
Cash Series Prime Fund(c)	—	115,589	—
Intermediate-term Bond Fund(d)
Collective trust funds	—	137,187	—
U.S. government and agency obligations	—	328,345	—
Corporate bonds	—	208,744	—
Asset-backed securities	—	67,927	—
Cash equivalents	—	14,666	—
Commingled Funds	—	5,966	—
Total	$2,002,641	$4,014,852	$—

(a)         This is a self-managed fund that invests in the Company’s common stock. The fund’s objective is to closely track the performance of the Company’s common stock. The Plan can redeem this investment daily.

(b)         These funds share the common goal of first growing and then later preserving principal, and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds, commodities and cash. The Plan can redeem these investments daily with no restrictions.

(c)          These funds include investments in passively managed index commingled funds with holdings in U.S. government and agency obligations, corporate debt securities, high-credit-quality asset-backed securities and domestic and international equity securities. The Plan can redeem these investments daily with no restrictions.

(d)         This is a self-managed fund designed to earn returns modestly in excess of money market funds. It invests in a portfolio of separately managed accounts that include short-term investment funds, high-quality short-term and intermediate-term U.S. bonds (including U.S. government treasuries), corporate debt securities, other high-credit-quality asset-backed securities and passively managed index commingled funds. At December 31, 2012, this fund also invested in collective trust funds.

Following are the valuation techniques for each asset type measured at fair value:

Position Description	Valuation Technique
Cash equivalents/ Commingled funds/Collective trust funds
Valued using the Net Asset Value (NAV) provided by the administrator of the fund. NAV is based on the value of the fund's underlying assets (minus applicable costs and liabilities), divided by the number of shares outstanding.

Target Corporation Common Stock Fund	Valued using the unadjusted quoted price in an active market.
Fixed-Income Securities	Primarily valued using prices obtained from independent pricing services. These prices are based on matrix pricing models and quoted prices of securities with similar characteristics.

5. Investments

At December 31, 2013, participants may allocate their investments among 19 investment funds and, with certain restrictions, change their investment elections daily for both existing balances and future contributions.

The Plan’s investments are held by State Street Bank & Trust Co., the trustee. Plan investments, purchased, sold and held during the year appreciated or depreciated in fair value as follows:

(in thousands)	2013	2012
Commingled funds	$602,605	$375,101
Target Corporation Common Stock Fund	140,619	285,709
Intermediate-term Bond Fund	(15,161)	$51,268
	$728,063	$712,078

Fair value of individual investments representing 5% or more of the Plan’s net assets are as follows:

	December 31
(in thousands)	2013	2012
Target Corporation Common Stock Fund*	$2,036,876	$2,002,641
State Street Bank & Trust Co. S&P 500 Index Non-Lending Series Fund*	1,078,564	489,728
State Street Bank & Trust Co. International Index Non-Lending Series Fund*	^	397,950
BlackRock Institutional Trust Company, N.A. BlackRock MSCI EAFE Equity Index Non-Lendable Fund F	529,271	^
State Street Bank & Trust Co. SSgA U.S. Inflation Protected Bond Index Non-Lending Series Fund*	^	315,295
State Street Bank & Trust Co. SSgA Russell Small/Mid Cap Index Non-Lending Series Fund*	427,140	^

*                Issuer is a party-in-interest to the Plan.
^ Investments did not represent 5% or more of the Plan's net assets.

6. Transactions with Parties-in-Interest

The Plan engaged in the following exempt party-in-interest transactions related to the Company’s common stock:

(in thousands)	2013	2012
Number of common shares purchased	6,002	6,705
Cost of common shares purchased	$401,232	$392,059
Number of common shares sold	7,368	8,598
Market value of common shares sold	$489,576	$504,752
Cost of common shares sold	$335,159	$357,324
Number of common shares distributed to plan participants	168	236
Market value of common shares distributed to plan participants	$11,126	$14,080
Cost of common shares distributed to plan participants	$7,631	$9,879
Dividends received (net of pass-through dividends)	$49,904	$43,413

Certain plan investments are shares of short-term and commingled investment funds managed by State Street Bank & Trust Co., the trustee of the Plan. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. Investment management fees paid by the Plan are included as a reduction of the return earned on each fund.

7. Income Tax Status

The Plan has received a determination letter from the IRS dated October 22, 2013, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to the issuance of this determination letter, the Plan was amended and restated. The Plan Administrator believes the amended and restated Plan remains qualified and the trust tax-exempt as the Plan Administrator believes the Plan is operating in compliance with the Code.

The Plan Administrator has concluded that there are no uncertain positions taken or expected to be taken by the Plan as of December 31, 2013. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

8. Risks and Uncertainties

The Plan invests in securities that are exposed to various risks, such as interest rate, market and credit risks. Due to these risks, it is at least reasonably possible that changes in investment values will occur in the near term and could materially affect the amounts reported in the financial statements.

9. Reconciliation of Financial Statements to the Form 5500

(in thousands)	December 31
	2013	2012
Net assets available for benefits per the financial statements	$7,013,330	$6,167,155
Amounts allocated to withdrawing participants	(4,732)	(2,026)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	4,754
Participant contribution receivable accrual	(14,123)	(12,670)
Employer contribution receivable accrual	(9,182)	(8,302)
Net assets available for benefits per the Form 5500	$6,985,293	$6,148,911

(in thousands)	2013
Benefits paid to participants per the financial statements	$507,496
Amounts allocated to withdrawing participants at December 31, 2012	(2,026)
Amounts allocated to withdrawing participants at December 31, 2013	4,732
Benefits paid to participants per the Form 5500	$510,202

(in thousands)	December 31
	2013	2012
Participant contributions available for benefits per the financial statements	$14,123	$12,670
Participant contribution receivable accrual	(14,123)	(12,670)
Participant contributions available for benefits per the Form 5500	$—	$—

(in thousands)	December 31
	2013	2012
Employer contributions available for benefits per the financial statements	$13,985	$12,614
Employer contribution receivable accrual	(9,182)	(8,302)
Employer contributions available for benefits per the Form 5500	$4,803	$4,312

(in thousands)	2013
Additions to net assets attributed to participant contributions per the financial statements	$345,765
Change in participant contribution receivable accrual	(1,453)
Additions to net assets attributed to participant contributions per the Form 5500	$344,312

(in thousands)	2013
Additions to net assets attributed to employer contributions per the financial statements	$224,430
Change in employer contribution receivable accrual	(880)
Additions to net assets attributed to employer contributions per the Form 5500	$223,550

(in thousands)	2013
Total additions to net assets per the financial statements	$1,364,606
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	(4,754)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	—
Change in participant contribution receivable accrual	(1,453)
Change in employer contribution receivable accrual	(880)
Total income per the Form 5500	$1,357,519

Supplemental Schedule

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2013

Face Amount			Investments
or Number	Identity of Issue and	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	at Cost(d)	Value(e)

Cash Equivalents
	*State Street Bank & Trust Company
17,955,025	SSgA Short Term Investment Fund	17,955,025	17,955,025

Common Stock Funds
	*State Street Bank & Trust Company
33,539,649	SSgA Target Corporation Common Stock Fund	1,528,180,668	2,036,875,393

Commingled Investment Funds
	*State Street Bank & Trust Company
3,139,109	SSgA REIT Index Non-Lending Series Fund	103,112,187	109,225,288
	BlackRock Institutional Trust Company, N.A.
9,281,532	Emerging Markets Index Non-Lending Fund F	170,515,228	176,263,714
	*State Street Bank & Trust Company
8,865,999	SSgA U.S. Inflation Protected Bond Index Non-Lending Series Fund	193,842,319	203,634,254
	*State Street Bank & Trust Company
32,462,429	SSgA S&P 500 Index Non-Lending Series Fund	778,006,177	1,078,564,201
	BlackRock Institutional Trust Company, N.A.
25,137,884	BlackRock MSCI EAFE Equity Index Non-Lending Fund F	464,394,449	529,270,603
	*State Street Bank & Trust Company
11,455,763	SSgA Russell Small/Mid Cap Index Non-Lending Series Fund	361,944,594	427,139,597
	*State Street Bank & Trust Company
196,530,797	SSgA Cash Series Prime Fund - Class C	196,530,797	196,530,797
	BlackRock Institutional Trust Company, N.A.
9,057,811	LifePath Index Retirement Non-Lending Fund F	125,937,661	145,156,864
	BlackRock Institutional Trust Company, N.A.
6,609,966	LifePath Index 2015 Non-Lending Fund F	96,142,585	112,444,118
	BlackRock Institutional Trust Company, N.A.
7,800,802	LifePath Index 2020 Non-Lending Fund F	114,147,797	140,780,292
	BlackRock Institutional Trust Company, N.A.
7,803,483	LifePath Index 2025 Non-Lending Fund F	116,891,922	148,412,098
	BlackRock Institutional Trust Company, N.A.
7,665,884	LifePath Index 2030 Non-Lending Fund F	117,005,956	152,038,237
	BlackRock Institutional Trust Company, N.A.
7,644,547	LifePath Index 2035 Non-Lending Fund F	119,565,864	157,659,617
	BlackRock Institutional Trust Company, N.A.
7,965,254	LifePath Index 2040 Non-Lending Fund F	127,639,587	170,109,950
	BlackRock Institutional Trust Company, N.A.
7,949,441	LifePath Index 2045 Non-Lending Fund F	131,937,490	175,700,920

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount			Investments
or Number	Identity of Issue and	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	at Cost(d)	Value(e)
	BlackRock Institutional Trust Company, N.A.
9,800,551	LifePath Index 2045 Non-Lending Fund F	169,481,004	223,433,943
	BlackRock Institutional Trust Company, N.A.
2,663,864	LifePath Index 2050 Non-Lending Fund F	38,891,674	43,881,296
	Total Commingled Investment Funds	3,425,987,291	4,190,245,789

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

Intermediate-Term Bond Fund
Fixed Income Securities
330,000	ABB FINANCE USA INC COMPANY GUAR 05/22 2.875	5/8/2022	2.875	322,849	311,827
230,000	ABB TREASURY CENTER USA SR UNSECURED 144A 06/16 2.5	6/15/2016	2.500	228,546	236,541
200,000	ABBEY NATL TREASURY SERV BANK GUARANT 04/14 2.875	4/25/2014	2.875	199,540	201,368
500,000	ABBEY NATL TREASURY SERV BANK GUARANT 04/16 4.	4/27/2016	4.000	499,800	530,897
470,000	ABBVIE INC SR UNSECURED 11/15 1.2	11/6/2015	1.200	469,685	474,777
490,000	ABBVIE INC SR UNSECURED 11/17 1.75	11/6/2017	1.750	488,976	489,161
825,000	ABBVIE INC SR UNSECURED 11/17 1.75	11/6/2017	1.750	834,564	823,587
240,000	ABBVIE INC SR UNSECURED 11/22 2.9	11/6/2022	2.900	229,487	224,317
481,536	ACCESS GROUP INC ACCSS 2006 1 A2	8/25/2023	0.348	474,313	474,457
307,000	ACCESS TO LOANS FOR LEARNING S ACCSTD 04/24 FLOATING VAR	4/25/2024	1.000	300,860	307,006
625,000	ACE INA HOLDINGS COMPANY GUAR 02/17 5.7	2/15/2017	5.700	708,269	700,844
255,000	ACE INA HOLDINGS COMPANY GUAR 03/23 2.7	3/13/2023	2.700	254,136	233,662
170,000	ADVANCE AUTO PARTS INC COMPANY GUAR 05/20 5.75	5/1/2020	5.750	196,942	184,736
440,000	AETNA INC SR UNSECURED 11/22 2.75	11/15/2022	2.750	433,352	405,306
615,000	AFRICAN DEVELOPMENT BANK SR UNSECURED 10/16 0.75	10/18/2016	0.750	613,198	612,862
600,000	AGILENT TECHNOLOGIES INC SR UNSECURED 11/17 6.5	11/1/2017	6.500	708,348	695,003
300,000	AID ISRAEL US GOVT GUAR 04/24 5.5	4/26/2024	5.500	404,670	346,610
1,400,000	AID ISRAEL US GOVT GUAR 09/23 5.5	9/18/2023	5.500	1,814,916	1,616,352
200,000	AID ISRAEL US GOVT GUAR 12/23 5.5	12/4/2023	5.500	248,884	230,451
155,000	ALLERGAN INC SR UNSECURED 03/23 2.8	3/15/2023	2.800	154,557	143,332
240,000	ALLY BANK CERT OF DEPO 11/14 1.4	11/17/2014	1.400	240,000	241,659
825,000	ALLY MASTER OWNER TRUST AMOT 2011 4 A1	9/15/2016	0.967	831,703	827,374

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

750,000	ALLY MASTER OWNER TRUST AMOT 2013 1 A1	2/15/2018	0.617	750,000	749,197
200,000	ALTRIA GROUP INC COMPANY GUAR 01/24 4	1/31/2024	4.000	198,756	195,483
200,000	ALTRIA GROUP INC COMPANY GUAR 05/21 4.75	5/5/2021	4.750	211,542	214,632
425,000	ALTRIA GROUP INC COMPANY GUAR 08/22 2.85	8/9/2022	2.850	424,524	391,306
40,000	ALTRIA GROUP INC COMPANY GUAR 11/18 9.7	11/10/2018	9.700	53,388	52,576
175,000	AMAZON.COM INC SR UNSECURED 11/17 1.2	11/29/2017	1.200	174,148	171,341
165,000	AMERICAN CAMPUS CMNTYS COMPANY GUAR 04/23 3.75	4/15/2023	3.750	164,437	153,122
350,000	AMERICAN EXPRESS CREDIT SR UNSECURED 03/17 2.375	3/24/2017	2.375	349,052	359,757
325,000	AMERICAN EXPRESS CREDIT SR UNSECURED 03/17 2.375	3/24/2017	2.375	336,882	334,060
365,000	AMERICAN EXPRESS CREDIT SR UNSECURED 06/15 1.75	6/12/2015	1.750	364,927	370,890
900,000	AMERICAN HONDA FINANCE SR UNSECURED 144A 09/15 2.5	9/21/2015	2.500	930,447	927,531
185,000	AMERICAN INTL GROUP SR UNSECURED 03/15 3	3/20/2015	3.000	184,711	190,011
375,000	AMERICAN INTL GROUP SR UNSECURED 03/17 3.8	3/22/2017	3.800	374,239	400,462
175,000	AMERICAN INTL GROUP SR UNSECURED 05/17 5.45	5/18/2017	5.450	180,140	195,601
155,000	AMERICAN INTL GROUP SR UNSECURED 06/22 4.875	6/1/2022	4.875	167,943	166,598
200,000	AMERICAN INTL GROUP SR UNSECURED 08/18 8.25	8/15/2018	8.250	242,760	250,176
245,000	AMERICAN INTL GROUP SR UNSECURED 08/20 3.375	8/15/2020	3.375	244,939	246,425
600,000	AMERICAN INTL GROUP SR UNSECURED 12/20 6.4	12/15/2020	6.400	700,609	709,117
400,000	AMERICAN TOWER CORP SR UNSECURED 01/23 3.5	1/31/2023	3.500	396,740	364,698
103,057	AMERICREDIT AUTOMOBILE RECEIVA AMCAR 2012 2 A2	10/8/2015	0.760	103,052	103,075
216,722	AMERICREDIT AUTOMOBILE RECEIVA AMCAR 2012 3 A2	12/8/2015	0.710	216,707	216,774
385,353	AMERICREDIT AUTOMOBILE RECEIVA AMCAR 2012 5 A2	1/8/2016	0.510	385,344	385,264
400,000	AMGEN INC SR UNSECURED 06/18 6.15	6/1/2018	6.150	459,336	467,053
380,000	ANHEUSER BUSCH INBEV FIN COMPANY GUAR 01/23 2.625	1/17/2023	2.625	369,707	348,972
205,000	ANHEUSER BUSCH INBEV WOR COMPANY GUAR 07/22 2.5	7/15/2022	2.500	189,293	189,618
210,000	AON CORP COMPANY GUAR 09/20 5	9/30/2020	5.000	245,679	230,668
750,000	APPLE INC SR UNSECURED 05/18 VAR	5/3/2018	0.492	750,000	748,731
64,000	APPLE INC SR UNSECURED 05/23 2.4	5/3/2023	2.400	63,479	57,550
617,000	ARKLE MASTER ISSUER PLC ARKLE 2012 1A 2A1 144A	5/17/2060	1.938	617,000	628,181
130,000	ASIAN DEVELOPMENT BANK SR UNSECURED 07/18 5.593	7/16/2018	5.593	144,729	150,735
500,000	AT+T INC SR UNSECURED 02/16 0.9	2/12/2016	0.900	499,810	497,460

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

1,000,000	AT+T INC SR UNSECURED 02/17 1.6	2/15/2017	1.600	1,000,950	998,599
735,000	AT+T INC SR UNSECURED 08/15 2.5	8/15/2015	2.500	764,231	754,622
960,000	AT+T INC SR UNSECURED 11/18 2.375	11/27/2018	2.350	960,000	960,824
385,000	AVALONBAY COMMUNITIES IN SR UNSECURED 10/20 3.625	10/1/2020	3.625	383,953	389,195
150,000	AVON PRODUCTS INC SR UNSECURED 03/20 4.6	3/15/2020	4.600	154,064	148,746
275,000	AVON PRODUCTS INC SR UNSECURED 03/23 5	3/15/2023	5.000	275,376	267,361
130,000	BAE SYSTEMS HOLDINGS INC COMPANY GUAR 144A 08/15 5.2	8/15/2015	5.200	131,182	138,032
145,000	BAE SYSTEMS PLC SR UNSECURED 144A 10/16 3.5	10/11/2016	3.500	153,145	151,576
720,000	BANC OF AMERICA COMMERCIAL MOR BACM 2005 3 A3A	7/10/2043	4.621	732,600	732,208
240,000	BANGOR SAVINGS BANK CERT OF DEPO 09/18 VAR	9/20/2018	1.000	240,000	240,081
375,000	BANK OF AMERICA CORP SR UNSECURED 01/19 2.6	1/15/2019	2.600	374,936	376,655
870,000	BANK OF AMERICA CORP SR UNSECURED 01/23 3.3	1/11/2023	3.300	823,298	823,252
255,000	BANK OF AMERICA CORP SR UNSECURED 07/16 3.75	7/12/2016	3.750	247,501	271,095
150,000	BANK OF AMERICA CORP SR UNSECURED 07/20 5.625	7/1/2020	5.625	169,928	171,407
175,000	BANK OF AMERICA CORP SR UNSECURED 07/23 4.1	7/24/2023	4.100	174,858	175,743
770,000	BANK OF AMERICA CORP SR UNSECURED 08/16 6.5	8/1/2016	6.500	838,718	869,398
225,000	BANK OF AMERICA CORP SR UNSECURED 08/17 6.4	8/28/2017	6.400	224,672	259,404
250,000	BANK OF AMERICA CORP SR UNSECURED 09/17 6	9/1/2017	6.000	284,818	285,448
590,000	BANK OF AMERICA CORP SR UNSECURED 10/15 1.5	10/9/2015	1.500	592,696	595,941
675,000	BANK OF AMERICA CORP SR UNSECURED 10/16 5.625	10/14/2016	5.625	693,358	752,209
405,000	BANK OF AMERICA CORP SR UNSECURED 12/17 5.75	12/1/2017	5.750	469,877	460,936
625,000	BANK OF AMERICA CORP SR UNSECURED 12/17 5.75	12/1/2017	5.750	723,156	711,321
240,000	BANK OF BARODA CERT OF DEPO 10/18 2.05	10/29/2018	2.050	240,000	238,572
770,000	BANK OF NOVA SCOTIA COVERED 144A 10/15 1.65	10/29/2015	1.650	786,740	785,092
600,000	BANK OF NOVA SCOTIA SR UNSECURED 10/15 0.75	10/9/2015	0.750	599,982	601,960
465,000	BANK OF NOVA SCOTIA SR UNSECURED 10/15 0.75	10/9/2015	0.750	464,986	466,519
100,000	BANK OF SCOTLAND PLC COVERED 144A 02/17 5.25	2/21/2017	5.250	106,098	111,533
240,000	BANKWEST INC CERT OF DEPO 01/17 VAR	1/23/2017	0.900	240,000	238,334
300,000	BAPTIST HLTH SO FLOR INC SECURED 08/21 4.59	8/15/2021	4.590	300,000	309,317
710,000	BARCLAYS BANK PLC COVERED 144A 05/17 2.25	5/10/2017	2.250	738,365	731,655
750,000	BARCLAYS BANK PLC SR UNSECURED 01/14 VAR	1/13/2014	1.106	750,000	750,161

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

240,000	BARCLAYS BANK/DELAWARE CERT OF DEPO 12/15 1.55	12/7/2015	1.550	240,000	244,000
140,000	BARRICK GOLD CORP SR UNSECURED 04/22 3.85	4/1/2022	3.850	122,713	126,088
350,000	BAT INTL FINANCE PLC COMPANY GUAR 144A 06/17 2.125	6/7/2017	2.125	359,923	353,925
370,000	BAXTER INTERNATIONAL INC SR UNSECURED 06/16 0.95	6/1/2016	0.950	369,645	369,960
265,000	BAXTER INTERNATIONAL INC SR UNSECURED 06/23 3.2	6/15/2023	3.200	264,165	253,167
320,000	BB+T CORPORATION 06/18 2.05	6/19/2018	2.050	319,533	316,812
615,000	BEAR STEARNS COMMERCIAL MORTGA BSCMS 2005 PWR9 A4A	9/11/2042	4.871	678,782	645,152
363,000	BEAR STEARNS COMMERCIAL MORTGA BSCMS 2005 PWR9 AAB	9/11/2042	4.804	376,839	367,486
2,134,645	BEAR STEARNS COMMERCIAL MORTGA BSCMS 2006 PW11 A1A	3/11/2039	5.439	2,315,756	2,298,859
621,659	BEAR STEARNS COMMERCIAL MORTGA BSCMS 2006 PW12 A1A	9/11/2038	5.705	688,391	679,525
200,000	BEAR STEARNS COS LLC SR UNSECURED 02/18 7.25	2/1/2018	7.250	209,343	239,474
577,668	BEAR STEARNS DEUTSCHE BANK TRU BSDB 2005 AFR1 A1 144A	9/15/2027	4.724	624,964	606,110
365,000	BERKSHIRE HATHAWAY FIN COMPANY GUAR 01/21 4.25	1/15/2021	4.250	390,068	387,881
340,000	BERKSHIRE HATHAWAY FIN COMPANY GUAR 10/20 2.9	10/15/2020	2.900	339,337	337,174
850,000	BERKSHIRE HATHAWAY INC SR UNSECURED 08/14 VAR	8/15/2014	0.941	851,233	853,693
100,000	BHP BILLITON FIN USA LTD COMPANY GUAR 02/22 2.875	2/24/2022	2.875	99,064	95,632
210,000	BHP BILLITON FIN USA LTD COMPANY GUAR 09/23 3.85	9/30/2023	3.850	210,897	210,911
300,000	BHP BILLITON FIN USA LTD COMPANY GUAR 11/14 1.125	11/21/2014	1.125	298,935	302,160
850,000	BLACKROCK INC SR UNSECURED 06/15 1.375	6/1/2015	1.375	863,719	860,639
240,000	BMO HARRIS BANK NA CERT OF DEPO 09/18 VAR	9/27/2018	1.000	240,000	240,366
240,000	BMW BANK NORTH AMERICA CERT OF DEPO 08/18 1.9	8/9/2018	1.900	240,000	239,347
500,000	BNP PARIBAS BANK GUARANT 01/14 VAR	1/10/2014	1.144	503,845	500,083
300,000	BOARDWALK PIPELINES LLC COMPANY GUAR 11/16 5.875	11/15/2016	5.875	299,213	332,006
120,000	BOTTLING GROUP LLC COMPANY GUAR 01/19 5.125	1/15/2019	5.125	142,570	135,500
175,000	BP CAPITAL MARKETS PLC COMPANY GUAR 03/16 3.2	3/11/2016	3.200	186,678	183,764
175,000	BP CAPITAL MARKETS PLC COMPANY GUAR 05/23 2.75	5/10/2023	2.750	173,247	159,792
350,000	BP CAPITAL MARKETS PLC COMPANY GUAR 05/23 2.75	5/10/2023	2.750	321,314	319,584
705,000	BP CAPITAL MARKETS PLC COMPANY GUAR 09/18 2.241	9/26/2018	2.241	705,000	707,035
550,000	BP CAPITAL MARKETS PLC COMPANY GUAR 10/20 4.5	10/1/2020	4.500	579,683	594,228
195,000	BP CAPITAL MARKETS PLC COMPANY GUAR 10/20 4.5	10/1/2020	4.500	212,890	210,681
800,000	BP CAPITAL MARKETS PLC COMPANY GUAR 11/16 2.248	11/1/2016	2.248	811,264	827,889

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

240,000	BREMER BANK ST CLOUD CERT OF DEPO 08/17 1.2	8/29/2017	1.200	240,000	238,658
194,437	BRSHA1WB0 LEHMAN TBA CLAIM LEHMAN TBA CLAIM SETTLEMENT AG	12/31/2049	1.000	—	86,524
225,000	BUCKEYE PARTNERS LP SR UNSECURED 07/23 4.15	7/1/2023	4.150	224,573	216,347
215,000	BURLINGTN NORTH SANTA FE SR UNSECURED 03/23 3	3/15/2023	3.000	215,000	200,221
190,000	BURLINGTN NORTH SANTA FE SR UNSECURED 09/21 3.45	9/15/2021	3.450	192,424	187,641
835,000	CABELA S MASTER CREDIT CARD TR CABMT 2012 2A A1 144A	6/15/2020	1.450	834,657	832,938
590,000	CAIXA ECONOMICA FEDERAL SR UNSECURED 144A 11/17 2.375	11/6/2017	2.375	588,203	547,963
250,000	CAMDEN PROPERTY TRUST SR UNSECURED 05/17 5.7	5/15/2017	5.700	284,559	277,926
200,000	CAMERON INTL CORP SR UNSECURED 12/16 1.15	12/15/2016	1.150	199,964	199,339
400,000	CAMPBELL SOUP CO SR UNSECURED 02/19 4.5	2/15/2019	4.500	441,056	438,067
725,000	CAPITAL AUTO RECEIVABLES ASSET AFIN 2013 1 A2	7/20/2016	0.620	724,942	724,479
465,000	CAPITAL ONE BANK USA NA SUBORDINATED 02/23 3.375	2/15/2023	3.375	465,390	432,301
170,000	CAPITAL ONE FINANCIAL CO SR UNSECURED 06/23 3.5	6/15/2023	3.500	176,533	159,580
405,000	CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	7/15/2021	4.750	403,125	430,656
525,000	CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	7/15/2021	4.750	552,163	558,258
609,000	CAPITAL ONE MULTI ASSET EXECUT COMET 2013 A3 A3	9/16/2019	0.960	608,927	601,661
650,000	CARNIVAL CORP COMPANY GUAR 02/16 1.2	2/5/2016	1.200	649,864	648,203
290,000	CARNIVAL CORP COMPANY GUAR 10/20 3.95	10/15/2020	3.950	289,246	290,224
115,000	CARNIVAL CORP COMPANY GUAR 10/20 3.95	10/15/2020	3.950	114,701	115,089
800,000	CATERPILLAR FINANCIAL SE SR UNSECURED 04/14 VAR	4/1/2014	0.538	798,848	800,313
650,000	CATERPILLAR FINANCIAL SE SR UNSECURED 05/15 1.1	5/29/2015	1.100	649,792	655,237
455,000	CATERPILLAR INC SR UNSECURED 06/17 1.5	6/26/2017	1.500	454,454	452,795
440,000	CATERPILLAR INC SR UNSECURED 06/17 1.5	6/26/2017	1.500	439,472	437,867
380,000	CATHOLIC HEALTH INITIATI SECURED 11/22 2.95	11/1/2022	2.950	354,686	345,362
409,803	CD COMMERCIAL MORTGAGE TRUST CD 2005 CD1 ASB	7/15/2044	5.218	428,692	412,610
805,000	CDP FINANCIAL COMPANY GUAR 144A 11/19 4.4	11/25/2019	4.400	911,944	886,187
450,000	CELLCO PART/VERI WIRELSS SR UNSECURED 11/18 8.5	11/15/2018	8.500	603,365	569,760
540,000	CELLCO PART/VERI WIRELSS SR UNSECURED 11/18 8.5	11/15/2018	8.500	638,685	683,712
240,000	CENTRIX BANK + TRUST CERT OF DEPO 05/17 VAR	5/30/2017	0.750	240,000	237,967
830,000	CHEVRON CORP SR UNSECURED 06/18 1.718	6/24/2018	1.718	830,000	826,868
355,000	CHEVRON CORP SR UNSECURED 06/20 2.427	6/24/2020	2.427	355,000	345,436

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

120,000	CHEVRON CORP SR UNSECURED 06/23 3.191	6/24/2023	3.191	120,000	115,194
225,000	CHEVRON CORP SR UNSECURED 12/17 1.104	12/5/2017	1.104	225,000	220,048
670,000	CHRYSLER CAPITAL AUTO RECEIVAB CCART 2013 AA A4 144A	12/17/2018	1.360	669,995	669,724
350,000	CIGNA CORP SR UNSECURED 11/16 2.75	11/15/2016	2.750	349,708	364,288
445,000	CINTAS CORPORATION NO. 2 COMPANY GUAR 06/16 2.85	6/1/2016	2.850	457,001	459,015
240,000	CIT BANK CERT OF DEPO 11/15 1.65	11/16/2015	1.650	240,000	244,867
61,000	CITIGROUP INC SR UNSECURED 01/15 6.01	1/15/2015	6.010	65,596	64,236
450,000	CITIGROUP INC SR UNSECURED 04/16 1.3	4/1/2016	1.300	449,469	451,046
370,000	CITIGROUP INC SR UNSECURED 04/16 VAR	4/1/2016	1.038	370,000	372,415
123,000	CITIGROUP INC SR UNSECURED 05/15 4.75	5/19/2015	4.750	129,504	129,427
565,000	CITIGROUP INC SR UNSECURED 07/16 1.7	7/25/2016	1.700	564,734	570,323
750,000	CITIGROUP INC SR UNSECURED 10/23 3.875	10/25/2023	3.875	736,970	737,294
450,000	CITIGROUP INC SR UNSECURED 11/16 1.3	11/15/2016	1.300	450,063	448,430
295,000	CITIGROUP INC SR UNSECURED 11/17 6.125	11/21/2017	6.125	315,842	340,049
790,000	CITIGROUP INC SR UNSECURED 12/15 4.587	12/15/2015	4.587	791,675	844,205
190,000	CITIGROUP INC SUBORDINATED 09/14 5	9/15/2014	5.000	196,014	195,412
335,000	CNA FINANCIAL CORP SR UNSECURED 08/20 5.875	8/15/2020	5.875	392,402	381,910
300,000	COCA COLA AMATIL LTD COMPANY GUAR 144A 11/14 3.25	11/2/2014	3.250	311,973	305,934
470,000	COCA COLA CO/THE SR UNSECURED 11/20 2.45	11/1/2020	2.450	469,337	456,518
500,000	COCA COLA FEMSA SAB CV COMPANY GUAR 11/23 3.875	11/26/2023	3.875	492,580	493,078
350,000	COLLEGE LOAN CORPORATION TRUST COLLE 2004 1 A4	4/25/2024	0.428	327,250	333,505
360,000	COMCAST CABLE COMMUNICAT COMPANY GUAR 05/17 8.875	5/1/2017	8.875	465,797	442,079
100,000	COMCAST CORP COMPANY GUAR 01/23 2.85	1/15/2023	2.850	93,221	92,461
550,000	COMCAST CORP COMPANY GUAR 02/18 5.875	2/15/2018	5.875	619,011	630,847
500,000	COMCAST CORP COMPANY GUAR 03/16 5.9	3/15/2016	5.900	572,360	552,195
598,261	COMM MORTGAGE TRUST COMM 2010 C1 A1 144A	7/10/2046	3.156	620,673	616,074
330,000	COMM MORTGAGE TRUST COMM 2013 CR12 A3	10/10/2046	3.765	333,285	324,836
240,000	COMPASS BANK CERT OF DEPO 07/18 1.8	7/31/2018	1.800	240,000	239,551
1,000,000	CONS EDISON CO OF NY SR UNSECURED 12/16 5.3	12/1/2016	5.300	1,174,020	1,118,634
250,000	CORNERSTONE COMMUNITY BK CERT OF DEPO 02/18 VAR	2/7/2018	0.700	250,000	247,786
4,398	COUNTRYWIDE ASSET BACKED CERTI CWL 2002 6 AV1	5/25/2033	1.026	4,408	4,041

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

675,000	COVIDIEN INTL FINANCE SA COMPANY GUAR 05/15 1.35	5/29/2015	1.350	674,784	679,952
291,000	COX COMMUNICATIONS INC SR UNSECURED 12/14 5.45	12/15/2014	5.450	323,891	304,110
240,000	COX COMMUNICATIONS INC SR UNSECURED 144A 06/23 2.95	6/30/2023	2.950	204,415	209,722
895,000	CREDIT SUISSE GUERNSEY COVERED 144A 03/15 1.625	3/6/2015	1.625	900,574	906,188
785,000	CREDIT SUISSE GUERNSEY COVERED 144A 05/16 2.6	5/27/2016	2.600	808,126	816,529
775,000	CREDIT SUISSE NEW YORK SR UNSECURED 05/14 5.5	5/1/2014	5.500	824,631	787,633
280,000	CVS CAREMARK CORP SR UNSECURED 12/16 1.2	12/5/2016	1.200	279,894	280,284
170,000	CVS CAREMARK CORP SR UNSECURED 12/18 2.25	12/5/2018	2.250	169,808	169,950
445,000	DAIMLER FINANCE NA LLC COMPANY GUAR 144A 01/16 1.25	1/11/2016	1.250	444,453	445,314
1,130,000	DAIMLER FINANCE NA LLC COMPANY GUAR 144A 09/14 1.875	9/15/2014	1.875	1,126,429	1,139,777
330,000	DARDEN RESTAURANTS INC SR UNSECURED 10/21 4.5	10/15/2021	4.500	317,737	316,042
155,000	DAYTON POWER + LIGHT CO 1ST MORTGAGE 144A 09/16 1.875	9/15/2016	1.875	154,737	156,266
1,530,000	DBUBS MORTGAGE TRUST DBUBS 2011 LC1A A2 144A	11/10/2046	4.528	1,536,227	1,662,302
335,000	DEERE + COMPANY SR UNSECURED 06/22 2.6	6/8/2022	2.600	334,149	313,247
235,000	DIAGEO CAPITAL PLC COMPANY GUAR 04/23 2.625	4/29/2023	2.625	234,424	214,256
1,350,000	DIRECTV HOLDINGS/FING COMPANY GUAR 03/16 3.5	3/1/2016	3.500	1,347,449	1,417,080
225,000	DIRECTV HOLDINGS/FING COMPANY GUAR 03/16 3.5	3/1/2016	3.500	231,440	236,180
225,000	DIRECTV HOLDINGS/FING COMPANY GUAR 03/20 5.2	3/15/2020	5.200	257,933	245,019
240,000	DISCOVER BANK CERT OF DEPO 02/16 1.35	2/1/2016	1.350	240,000	244,026
260,000	DISCOVER BANK SR UNSECURED 08/23 4.2	8/8/2023	4.200	258,991	256,441
250,000	DISCOVER BANK SR UNSECURED 08/23 4.2	8/8/2023	4.200	249,030	246,578
460,000	DOLPHIN ENERGY LTD SR SECURED 144A 12/21 5.5	12/15/2021	5.500	463,250	502,550
510,000	DOMINION GAS HLDGS LLC SR UNSECURED 144A 11/16 1.05	11/1/2016	1.050	509,816	508,378
240,000	DORAL BANK CERT OF DEPO 08/16 1.2	8/9/2016	1.200	240,000	241,398
330,000	DR PEPPER SNAPPLE GROUP COMPANY GUAR 11/22 2.7	11/15/2022	2.700	328,769	300,413
225,000	DTE ENERGY COMPANY SR UNSECURED 12/23 3.85	12/1/2023	3.850	224,516	222,252
250,000	DUKE ENERGY CAROLINAS 1ST REF MORT 01/18 5.25	1/15/2018	5.250	249,150	282,616
485,000	DUKE ENERGY PROGRESS INC 1ST MORTGAGE 01/19 5.3	1/15/2019	5.300	566,079	551,649
180,000	DUKE ENERGY PROGRESS INC 1ST MORTGAGE 05/22 2.8	5/15/2022	2.800	179,595	171,483
525,000	EASTMAN CHEMICAL CO SR UNSECURED 06/17 2.4	6/1/2017	2.400	532,809	530,626
480,000	ECOLAB INC SR UNSECURED 08/15 1.	8/9/2015	1.000	479,760	481,493

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

500,000	ECOLAB INC SR UNSECURED 12/21 4.35	12/8/2021	4.350	518,741	518,466
155,000	ECOLAB INC SR UNSECURED 12/21 4.35	12/8/2021	4.350	167,343	160,724
180,000	ECOPETROL SA SR UNSECURED 09/23 5.875	9/18/2023	5.875	178,259	189,900
850,000	EDISON INTERNATIONAL SR UNSECURED 09/17 3.75	9/15/2017	3.750	835,720	890,800
310,000	EDWARDS LIFESCIENCES COR SR UNSECURED 10/18 2.875	10/15/2018	2.875	308,444	308,191
650,000	EKSPORTFINANS ASA SR UNSECURED 11/14 3.	11/17/2014	3.000	646,984	652,600
175,000	ENDURANCE SPECIALTY HLDG SR UNSECURED 10/15 6.15	10/15/2015	6.150	174,368	188,379
175,000	ENERGY TRANSFER PARTNERS SR UNSECURED 10/20 4.15	10/1/2020	4.150	174,701	177,552
370,000	ENTERGY ARKANSAS INC 1ST MORTGAGE 06/23 3.05	6/1/2023	3.050	368,957	344,978
450,000	ENTERPRISE PRODUCTS OPER COMPANY GUAR 01/20 5.25	1/31/2020	5.250	527,400	501,717
275,000	ENTERPRISE PRODUCTS OPER COMPANY GUAR 03/23 3.35	3/15/2023	3.350	260,702	261,226
275,000	ERAC USA FINANCE LLC COMPANY GUAR 144A 10/22 3.3	10/15/2022	3.300	274,142	255,510
300,000	ERP OPERATING LP SR UNSECURED 12/21 4.625	12/15/2021	4.625	298,857	316,277
240,000	EVERBANK/JACKSONVILLE FL CERT OF DEPO 09/16 0.85	9/28/2016	0.850	240,000	241,208
275,000	EXELON GENERATION CO LLC SR UNSECURED 06/22 4.25	6/15/2022	4.250	288,745	263,559
900,000	EXPRESS SCRIPTS HOLDING COMPANY GUAR 11/16 3.5	11/15/2016	3.500	907,173	951,494
630,000	EXTENDED STAY AMERICA TRUST ESA 2013 ESH7 A27 144A	12/5/2031	2.958	636,299	610,981
273,522	FANNIE MAE FNR 1997 20 F	3/25/2027	0.643	263,607	268,787
183,757	FANNIE MAE FNR 2004 54 FL	7/25/2034	0.566	181,862	184,514
171,954	FANNIE MAE FNR 2004 79 FA	8/25/2032	0.456	169,375	171,802
679,944	FANNIE MAE FNR 2004 79 FM	11/25/2024	0.466	680,901	681,114
125,885	FANNIE MAE FNR 2004 90 GF	11/25/2034	0.466	124,547	125,910
123,237	FANNIE MAE FNR 2005 51 ND	11/25/2033	5.500	128,706	124,971
274,645	FANNIE MAE FNR 2006 104 FV	11/25/2036	0.506	263,659	274,593
278,730	FANNIE MAE FNR 2006 123 PF	1/25/2037	0.425	274,201	278,509
134,728	FANNIE MAE FNR 2006 48 FA	6/25/2036	0.566	132,286	135,144
369,792	FANNIE MAE FNR 2006 72 HF	8/25/2026	0.466	368,588	370,569
225,643	FANNIE MAE FNR 2006 76 QF	8/25/2036	0.566	214,925	226,684
104,441	FANNIE MAE FNR 2006 93 FP	4/25/2036	0.466	102,303	104,371
218,566	FANNIE MAE FNR 2007 2 FM	2/25/2037	0.416	217,644	218,381
134,987	FANNIE MAE FNR 2007 22 FC	3/25/2037	0.586	134,755	134,606

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

67,053	FANNIE MAE FNR 2007 67 FA	4/25/2037	0.416	66,382	66,947
50,235	FANNIE MAE FNR 2007 9 FB	3/25/2037	0.516	49,584	50,265
555,000	FANNIE MAE FNR 2010 136 CY	12/25/2040	4.000	625,155	551,061
142,087	FANNIE MAE FNR 2011 3 FA	2/25/2041	0.846	141,910	142,264
709,705	FANNIE MAE FNR 2013 23 AB	2/25/2043	2.000	675,994	679,278
325,000	FANNIE MAE NOTES 03/16 0.5	3/30/2016	0.500	324,630	324,651
400,000	FANNIE MAE NOTES 05/29 6.25	5/15/2029	6.250	576,073	501,457
800,000	FANNIE MAE NOTES 08/18 VAR	8/28/2018	1.000	800,000	801,085
1,165,000	FANNIE MAE NOTES 09/18 1.25	9/27/2018	1.250	1,165,000	1,136,636
1,225,000	FANNIE MAE NOTES 10/17 0.875	10/26/2017	0.875	1,224,935	1,204,163
500,000	FANNIE MAE NOTES 11/30 6.625	11/15/2030	6.625	781,402	650,389
58,113	FANNIEMAE GRANTOR TRUST FNGT 2002 T6 A1	2/25/2032	3.310	53,028	59,621
634,908	FANNIEMAE GRANTOR TRUST FNGT 2003 T4 1A	9/26/2033	0.386	609,511	628,626
104,082	FDIC TRUST FDIC 2011 C1 A 144A	4/25/2031	1.840	104,082	104,611
645,631	FED HM LN PC POOL G14830	12/1/2024	5.500	704,293	701,919
293,000	FED REPUBLIC OF BRAZIL SR UNSECURED 01/21 4.875	1/22/2021	4.875	312,053	309,115
700,000	FEDERAL FARM CREDIT BANK 12/23 3.5	12/20/2023	3.500	699,293	692,850
200,000	FEDERAL HOME LOAN BANK BONDS 03/20 1.875	3/13/2020	1.875	194,914	192,804
100,000	FEDERAL HOME LOAN BANK BONDS 06/23 3.25	6/9/2023	3.250	100,652	99,291
600,000	FEDERAL HOME LOAN BANK BONDS 09/21 3	9/10/2021	3.000	614,187	602,752
500,000	FEDERAL HOME LOAN BANK BONDS 09/23 3.375	9/8/2023	3.375	503,635	493,858
665,000	FEDERAL HOME LOAN BANK BONDS 12/16 0.625	12/28/2016	0.625	663,098	662,212
745,000	FEDERAL HOME LOAN BANK BONDS 12/16 0.75	12/19/2016	0.750	745,000	741,494
340,000	FEDERAL REALTY INVS TRST SR UNSECURED 06/23 2.75	6/1/2023	2.750	335,747	305,547
150,000	FEDEX CORP COMPANY GUAR 04/23 2.7	4/15/2023	2.700	149,595	134,826
120,756	FHLMC MULTIFAMILY STRUCTURED P FHMS K001 A2	4/25/2016	5.651	121,360	131,234
165,000	FHLMC MULTIFAMILY STRUCTURED P FHMS K013 A2	1/25/2021	3.974	166,640	174,427
240,000	FIDELITY CO OPERATIVE BK CERT OF DEPO 12/17 VAR	12/21/2017	0.750	240,000	236,323
175,000	FIFTH THIRD BANCORP SR UNSECURED 01/16 3.625	1/25/2016	3.625	174,794	183,853
200,000	FIFTH THIRD BANCORP SUBORDINATED 01/24 4.3	1/16/2024	4.300	199,460	195,888
265,000	FIFTH THIRD BANK SR UNSECURED 11/16 1.15	11/18/2016	1.150	264,931	264,535

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

110,000	FIRST AMERICAN FINANCIAL SR UNSECURED 02/23 4.3	2/1/2023	4.300	109,602	104,774
529,461	FIRST FRANKLIN MTG LOAN ASSET FFML 2004 FF4 A1 144A	6/25/2034	0.916	524,167	521,008
240,000	FIRSTBANK PUERTO RICO CERT OF DEPO 10/15 1	10/26/2015	1.000	240,000	240,313
170,000	FIRSTMERIT CORPORATION SUBORDINATED 02/23 4.35	2/4/2023	4.350	169,946	166,548
220,000	FLORIDA GAS TRANSMISSION SR UNSECURED 144A 07/20 5.45	7/15/2020	5.450	258,423	238,103
590,000	FMS WERTMANAGEMENT GOVT GUARANT 04/16 0.625	4/18/2016	0.625	589,676	583,884
689,000	FMS WERTMANAGEMENT GOVT GUARANT 11/18 1.625	11/20/2018	1.625	687,884	680,043
(3,400,000)	FNMA CONV 15YR TBA	12/1/2099	2.500	(3,370,781)	(3,364,938)
400,000	FNMA CONV. 30YR	12/1/2099	2.500	361,438	361,969
473,046	FNMA POOL 467288	3/1/2018	2.800	456,157	493,442
420,000	FNMA POOL 468123	5/1/2018	3.840	426,038	453,129
2,911,942	FNMA POOL 735028	9/1/2014	5.747	3,062,545	2,942,253
543,034	FNMA POOL 995756	12/1/2018	5.000	575,276	578,587
492,485	FNMA POOL AL2293	6/1/2021	4.374	567,127	534,634
998,863	FNMA POOL AS1376	12/1/2043	4.000	1,034,135	1,028,922
3,608,802	FNMA POOL AT2062	4/1/2028	2.500	3,620,643	3,575,745
1,099,706	FNMA POOL AU7034	11/1/2043	4.000	1,137,509	1,132,801
392,113	FNMA POOL AV0605	11/1/2043	4.000	409,758	403,913
287,298	FNMA POOL FN0004	12/1/2020	3.632	278,758	298,799
286,907	FNMA POOL FN0009	10/1/2020	3.416	274,534	296,242
1,305,000	FORD CREDIT FLOORPLAN MASTER O FORDF 2012 2 A	1/15/2019	1.920	1,304,618	1,329,033
150,000	FORD MOTOR CREDIT CO LLC SR UNSECURED 01/17 1.5	1/17/2017	1.500	149,859	149,933
245,000	FORD MOTOR CREDIT CO LLC SR UNSECURED 01/18 2.375	1/16/2018	2.375	244,035	247,440
525,000	FORD MOTOR CREDIT CO LLC SR UNSECURED 05/18 5.	5/15/2018	5.000	580,688	584,802
175,000	FORD MOTOR CREDIT CO LLC SR UNSECURED 08/21 5.875	8/2/2021	5.875	200,358	198,399
440,000	FORD MOTOR CREDIT CO LLC SR UNSECURED 10/18 2.875	10/1/2018	2.875	439,837	450,382
282,519	FREDDIE MAC FHR 2395 FD	5/15/2029	0.768	284,285	284,440
3,564	FREDDIE MAC FHR 2614 NA	4/15/2033	3.750	3,640	3,581
9,854	FREDDIE MAC FHR 2628 LE	6/15/2033	3.250	9,965	10,104
6,810	FREDDIE MAC FHR 2736 BD	4/15/2032	5.000	7,142	6,805
128,198	FREDDIE MAC FHR 2890 PD	3/15/2033	5.000	135,209	129,089

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

507,807	FREDDIE MAC FHR 3128 JF	3/15/2036	0.537	503,363	508,206
522,981	FREDDIE MAC FHR 3325 EF	6/15/2037	0.667	526,250	523,897
230,847	FREDDIE MAC FHR 3387 FD	11/15/2037	0.747	230,342	231,969
160,270	FREDDIE MAC FHR 3565 XA	8/15/2022	4.000	165,879	163,033
490,577	FREDDIE MAC FHR 3730 JG	9/15/2039	3.000	508,208	503,630
961,867	FREDDIE MAC FHR 3804 ED	7/15/2040	3.000	999,427	974,532
373,529	FREDDIE MAC FHR 3820 PA	7/15/2019	4.000	385,552	386,534
592,318	FREDDIE MAC FHR 3879 MF	9/15/2038	0.517	593,313	593,619
769,638	FREDDIE MAC FHR 4097 BG	12/15/2041	2.000	787,436	739,093
633,209	FREDDIE MAC FHR 4150 BU	2/15/2042	4.000	695,936	669,020
1,200,000	FREDDIE MAC NOTES 01/22 2.375	1/13/2022	2.375	1,239,385	1,147,158
1,375,000	FREDDIE MAC NOTES 01/22 2.375	1/13/2022	2.375	1,342,555	1,314,452
810,000	FREDDIE MAC NOTES 03/16 0.6	3/28/2016	0.600	810,000	810,561
2,330,000	FREDDIE MAC NOTES 05/17 1.25	5/12/2017	1.250	2,329,888	2,345,979
1,620,000	FREDDIE MAC NOTES 07/18 2.02	7/16/2018	2.020	1,620,000	1,623,681
628,000	FREDDIE MAC NOTES 09/17 1.	9/27/2017	1.000	627,812	619,836
200,000	FREDDIE MAC NOTES 10/19 1.25	10/2/2019	1.250	199,050	189,467
715,000	FREDDIE MAC NOTES 10/19 1.25	10/2/2019	1.250	713,520	677,346
199,000	FREEPORT MCMORAN C + G SR UNSECURED 03/17 2.15	3/1/2017	2.150	200,456	200,297
150,000	FREEPORT MCMORAN C + G SR UNSECURED 03/22 3.55	3/1/2022	3.550	148,565	142,560
265,000	GATX CORP SR UNSECURED 03/19 2.5	3/15/2019	2.500	263,577	262,749
220,000	GAZPROM (GAZ CAPITAL SA) SR UNSECURED REGS 07/22 4.95	7/19/2022	4.950	234,146	213,400
484,349	GCO EDUCATION LOAN FUNDING TRU GCOE 2007 1A A5L 144A	5/25/2023	0.308	478,446	477,758
295,000	GDF SUEZ SR UNSECURED 144A 10/22 2.875	10/10/2022	2.875	291,457	275,798
240,000	GE CAPITAL BANK CERT OF DEPO 11/14 1.55	11/17/2014	1.550	240,000	241,843
240,000	GE CAPITAL RETAIL BANK CERT OF DEPO 12/16 2.1	12/29/2016	2.100	240,000	245,248
800,000	GE COMMERCIAL MORTGAGE CORPORA GECMC 2005 C1 A5	6/10/2048	4.772	863,750	829,620
850,000	GE DEALER FLOORPLAN MASTER NOT GEDFT 2012 3 A	6/20/2017	0.657	852,789	852,278
270,000	GENERAL DYNAMICS CORP COMPANY GUAR 11/22 2.25	11/15/2022	2.250	267,265	242,425
240,000	GENERAL ELEC CAP CORP SR UNSECURED 01/16 1.	1/8/2016	1.000	239,230	240,600
1,025,000	GENERAL ELEC CAP CORP SR UNSECURED 01/17 2.9	1/9/2017	2.900	1,068,009	1,070,069

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

230,000	GENERAL ELEC CAP CORP SR UNSECURED 01/21 4.625	1/7/2021	4.625	253,368	250,803
1,200,000	GENERAL ELEC CAP CORP SR UNSECURED 01/23 3.1	1/9/2023	3.100	1,190,688	1,138,510
500,000	GENERAL ELEC CAP CORP SR UNSECURED 05/17 VAR	5/30/2017	1.450	500,000	492,166
365,000	GENERAL ELEC CAP CORP SR UNSECURED 05/20 5.55	5/4/2020	5.550	421,909	420,015
360,000	GENERAL ELEC CAP CORP SR UNSECURED 06/15 2.375	6/30/2015	2.375	369,313	369,454
505,000	GENERAL ELEC CAP CORP SR UNSECURED 07/16 VAR	7/12/2016	0.894	505,000	508,543
160,000	GENERAL ELECTRIC CO SR UNSECURED 10/22 2.7	10/9/2022	2.700	161,234	149,760
100,000	GENWORTH HOLDINGS INC COMPANY GUAR 02/21 7.2	2/15/2021	7.200	117,063	116,121
175,000	GENWORTH HOLDINGS INC COMPANY GUAR 09/21 7.625	9/24/2021	7.625	209,125	208,249
100,000	GENWORTH HOLDINGS INC COMPANY GUAR 12/16 8.625	12/15/2016	8.625	121,125	118,744
410,000	GENZYME CORP COMPANY GUAR 06/15 3.625	6/15/2015	3.625	435,729	428,159
1,000,000	GLAXOSMITHKLINE CAP INC COMPANY GUAR 05/18 5.65	5/15/2018	5.650	1,221,150	1,151,140
345,000	GLAXOSMITHKLINE CAPITAL COMPANY GUAR 05/17 1.5	5/8/2017	1.500	349,150	345,154
275,000	GLAXOSMITHKLINE CAPITAL COMPANY GUAR 05/22 2.85	5/8/2022	2.850	263,750	259,365
155,264	GNMA POOL 752842	7/15/2025	3.950	155,459	160,560
140,000	GOLDCORP INC SR UNSECURED 03/18 2.125	3/15/2018	2.125	139,336	137,213
240,000	GOLDMAN SACHS BANK USA CERT OF DEPO 11/14 1.5	11/17/2014	1.500	240,000	241,740
75,000	GOLDMAN SACHS GROUP INC SR UNSECURED 01/22 5.75	1/24/2022	5.750	84,701	84,427
395,000	GOLDMAN SACHS GROUP INC SR UNSECURED 01/22 5.75	1/24/2022	5.750	449,330	444,647
210,000	GOLDMAN SACHS GROUP INC SR UNSECURED 01/23 3.625	1/22/2023	3.625	202,182	203,354
365,000	GOLDMAN SACHS GROUP INC SR UNSECURED 03/16 VAR	3/22/2016	0.696	358,496	363,748
315,000	GOLDMAN SACHS GROUP INC SR UNSECURED 04/18 VAR	4/30/2018	1.436	315,000	318,721
490,000	GOLDMAN SACHS GROUP INC SR UNSECURED 08/15 3.7	8/1/2015	3.700	519,116	510,233
329,044	GOVERNMENT NATIONAL MORTGAGE A GNR 2002 21 FV	3/16/2032	0.567	329,969	329,591
690,570	GOVERNMENT NATIONAL MORTGAGE A GNR 2004 59 FH	8/16/2034	0.418	691,001	693,879
642,825	GOVERNMENT NATIONAL MORTGAGE A GNR 2009 24 PA	9/20/2038	4.000	676,172	673,545
750,616	GOVERNMENT NATIONAL MORTGAGE A GNR 2011 121 FA	3/16/2043	0.568	752,569	732,079
713,596	GOVERNMENT NATIONAL MORTGAGE A GNR 2013 98 DM	7/20/2042	3.500	744,816	743,405
505,000	GTE CORP COMPANY GUAR 04/18 6.84	4/15/2018	6.840	584,689	588,202
415,000	GTE CORP COMPANY GUAR 11/21 8.75	11/1/2021	8.750	547,846	525,353
175,000	GULF SOUTH PIPELINE SR UNSECURED 144A 08/17 6.3	8/15/2017	6.300	174,617	197,619

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

150,000	HALLIBURTON CO SR UNSECURED 08/16 1	8/1/2016	1.000	149,886	150,249
128,000	HARTFORD FINL SVCS GRP SR UNSECURED 01/19 6	1/15/2019	6.000	149,526	146,805
155,000	HARTFORD FINL SVCS GRP SR UNSECURED 03/20 5.5	3/30/2020	5.500	178,210	174,214
715,000	HASHEMITE KINGDOM OF JOR US GOVT GUAR 10/20 2.503	10/30/2020	2.503	715,000	700,302
600,000	HCP INC SR UNSECURED 01/17 6	1/30/2017	6.000	649,500	672,439
155,000	HEALTH CARE REIT INC SR UNSECURED 01/24 4.5	1/15/2024	4.500	153,385	153,039
750,000	HEWLETT PACKARD CO SR UNSECURED 09/16 3	9/15/2016	3.000	770,558	780,166
225,000	HOME DEPOT INC SR UNSECURED 02/24 3.75	2/15/2024	3.750	223,832	223,950
225,000	HONEYWELL INTERNATIONAL SR UNSECURED 12/23 3.35	12/1/2023	3.350	223,614	220,309
290,000	HUMANA INC SR UNSECURED 12/22 3.15	12/1/2022	3.150	288,869	268,456
495,000	HUNTINGTON NATIONAL BANK SR UNSECURED 08/16 1.35	8/2/2016	1.350	494,332	497,004
340,000	HUTCHISON WHAM INT 09/16 COMPANY GUAR 144A 09/15 4.625	9/11/2015	4.625	366,248	359,795
525,000	IBM CORP SR UNSECURED 02/15 0.55	2/6/2015	0.550	522,433	525,778
670,000	IBM CORP SR UNSECURED 05/15 0.75	5/11/2015	0.750	668,888	672,950
350,000	IBM CORP SR UNSECURED 05/20 1.625	5/15/2020	1.625	347,372	328,206
360,000	IBM CORP SR UNSECURED 08/22 1.875	8/1/2022	1.875	319,136	314,619
315,000	IBM CORP SR UNSECURED 08/23 3.375	8/1/2023	3.375	313,992	306,906
125,000	INGREDION INC SR UNSECURED 09/17 1.8	9/25/2017	1.800	124,298	121,832
1,000,000	INTEL CORP SR UNSECURED 10/16 1.95	10/1/2016	1.950	1,014,390	1,027,997
325,000	INTEL CORP SR UNSECURED 10/21 3.3	10/1/2021	3.300	333,050	322,885
140,000	INTEL CORP SR UNSECURED 10/21 3.3	10/1/2021	3.300	139,667	139,089
275,000	INTESA SANPAOLO SPA BANK GUARANT 01/19 3.875	1/15/2019	3.875	274,948	273,409
350,000	INTESA SANPAOLO SPA SR UNSECURED 01/18 3.875	1/16/2018	3.875	350,286	358,393
600,000	INTL FINANCE CORP UNSECURED 06/18 0.875	6/15/2018	0.875	597,972	579,308
1,100,000	INTL FINANCE CORP UNSECURED 06/18 0.875	6/15/2018	0.875	1,096,282	1,062,064
420,000	INVESCO FINANCE PLC 01/24 4	1/30/2024	4.000	416,993	416,296
135,000	JERSEY CENTRAL PWR + LT SR UNSECURED 02/19 7.35	2/1/2019	7.350	134,829	159,422
325,000	JERSEY CENTRAL PWR + LT SR UNSECURED 05/16 5.625	5/1/2016	5.625	359,164	353,093
1,000,000	JOHN DEERE CAPITAL CORP SR UNSECURED 01/17 2.	1/13/2017	2.000	1,015,860	1,016,945
750,000	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2005 LDP3 A4B	8/15/2042	4.996	798,327	793,849
50,287	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2006 LDP7 A3A	4/15/2045	5.863	52,157	50,270

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

400,000	JP MORGAN CHASE COMMERCIAL MOR JPMCC 2011 PLSD A2 144A	11/13/2044	3.364	399,875	419,146
500,000	JPMORGAN CHASE + CO SR UNSECURED 01/14 VAR	1/24/2014	1.038	504,080	500,262
290,000	JPMORGAN CHASE + CO SR UNSECURED 01/18 6.	1/15/2018	6.000	345,668	333,928
320,000	JPMORGAN CHASE + CO SR UNSECURED 01/18 VAR	1/25/2018	1.138	320,000	322,983
125,000	JPMORGAN CHASE + CO SR UNSECURED 01/22 4.5	1/24/2022	4.500	132,748	132,216
400,000	JPMORGAN CHASE + CO SR UNSECURED 01/22 4.5	1/24/2022	4.500	417,084	423,092
130,000	JPMORGAN CHASE + CO SR UNSECURED 01/23 3.2	1/25/2023	3.200	125,111	123,243
525,000	JPMORGAN CHASE + CO SR UNSECURED 02/16 VAR	2/26/2016	0.857	525,000	527,158
200,000	JPMORGAN CHASE + CO SR UNSECURED 07/20 4.4	7/22/2020	4.400	200,156	214,992
435,000	JPMORGAN CHASE + CO SR UNSECURED 08/17 2	8/15/2017	2.000	441,417	441,244
150,000	JPMORGAN CHASE + CO SR UNSECURED 08/21 4.35	8/15/2021	4.350	147,707	158,088
45,000	JPMORGAN CHASE + CO SR UNSECURED 09/22 3.25	9/23/2022	3.250	45,645	43,124
200,000	JPMORGAN CHASE + CO SR UNSECURED 09/22 3.25	9/23/2022	3.250	204,587	191,664
165,000	JPMORGAN CHASE + CO SR UNSECURED 09/22 3.25	9/23/2022	3.250	164,110	158,123
625,000	JPMORGAN CHASE + CO SR UNSECURED 10/20 4.25	10/15/2020	4.250	672,310	662,523
240,000	KATAHDIN TRUST CO CERT OF DEPO 10/18 VAR	10/24/2018	1.000	240,000	239,416
425,000	KEY BANK NA SUBORDINATED 03/16 5.45	3/3/2016	5.450	460,517	462,511
135,000	KEYCORP SR UNSECURED 12/18 2.3	12/13/2018	2.300	134,915	134,021
360,000	KINDER MORGAN ENER PART SR UNSECURED 02/19 2.65	2/1/2019	2.650	359,489	356,008
410,000	KINDER MORGAN ENER PART SR UNSECURED 02/19 2.65	2/1/2019	2.650	409,418	405,453
605,000	KOMMUNALBANKEN AS SR UNSECURED 144A 01/15 VAR	1/26/2015	0.258	605,000	604,815
200,000	KOREA DEVELOPMENT BANK SR UNSECURED 01/16 1.	1/22/2016	1.000	199,030	198,331
450,000	LAB CORP OF AMER HLDGS SR UNSECURED 11/18 2.5	11/1/2018	2.500	449,622	443,812
774,185	LB UBS COMMERCIAL MORTGAGE TRU LBUBS 2005 C7 A3	11/15/2030	5.455	812,894	801,501
462,717	LB UBS COMMERCIAL MORTGAGE TRU LBUBS 2006 C3 A1A	3/15/2039	5.641	505,608	501,262
300,000	LIFE TECHNOLOGIES CORP SR UNSECURED 01/21 5.	1/15/2021	5.000	318,099	324,808
200,000	LLOYDS BANK PLC BANK GUARANT 11/18 2.3	11/27/2018	2.300	199,680	199,481
165,000	LORILLARD TOBACCO CO COMPANY GUAR 05/23 3.75	5/20/2023	3.750	164,946	150,211
235,000	LOWE S COMPANIES INC SR UNSECURED 09/23 3.875	9/15/2023	3.875	233,592	236,278
345,000	LYONDELLBASELL IND NV SR UNSECURED 11/21 6.	11/15/2021	6.000	393,359	396,789
165,000	MANUF + TRADERS TRUST CO SR UNSECURED 03/18 1.45	3/7/2018	1.450	164,921	160,640

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

775,000	MANULIFE FINANCIAL CORP SR UNSECURED 09/15 3.4	9/17/2015	3.400	773,869	806,720
135,000	MARKEL CORPORATION SR UNSECURED 03/23 3.625	3/30/2023	3.625	134,783	127,062
315,000	MARSH + MCLENNAN COS INC SR UNSECURED 10/23 4.05	10/15/2023	4.050	320,550	310,329
455,000	MAXIM INTEGRATED PRODUCT SR UNSECURED 11/18 2.5	11/15/2018	2.500	452,993	451,155
400,000	MCKESSON CORP SR UNSECURED 03/21 4.75	3/1/2021	4.750	447,648	423,719
500,000	MELLON FUNDING CORP COMPANY GUAR 05/14 VAR	5/15/2014	0.391	494,715	500,153
340,000	MERCK + CO INC SR UNSECURED 05/18 VAR	5/18/2018	0.598	340,000	340,892
345,000	MERCK + CO INC SR UNSECURED 09/22 2.4	9/15/2022	2.400	344,879	315,134
329,137	MERRILL LYNCH MORTGAGE TRUST MLMT 2005 CIP1 A2	7/12/2038	4.960	333,097	329,420
1,420,585	MERRILL LYNCH MORTGAGE TRUST MLMT 2006 C1 A1A	5/12/2039	5.866	1,552,599	1,544,508
600,000	MET LIFE GLOB FUNDING I SR SECURED 144A 06/14 5.125	6/10/2014	5.125	626,892	612,435
445,000	METLIFE INC SR UNSECURED 09/23 4.368	9/15/2023	1.923	449,826	454,294
750,000	METLIFE INSTITUTIONAL FD SECURED 144A 04/14 VAR	4/4/2014	1.144	754,500	751,622
420,000	MICROSOFT CORP SR UNSECURED 12/18 1.625	12/6/2018	1.625	417,577	414,278
215,000	MIDAMERICAN ENERGY CO 1ST MORTGAGE 03/18 5.3	3/15/2018	5.300	250,587	243,661
675,000	MIDAMERICAN ENERGY CO 1ST MORTGAGE 07/17 5.95	7/15/2017	5.950	798,201	774,569
825,000	MIDAMERICAN ENERGY HLDGS SR UNSECURED 04/18 5.75	4/1/2018	5.750	872,157	941,732
578,296	ML CFC COMMERCIAL MORTGAGE TRU MLCFC 2006 3 A1A	7/12/2046	5.409	637,571	632,097
553,000	ML CFC COMMERCIAL MORTGAGE TRU MLCFC 2006 4 A1A	12/12/2049	5.166	620,072	602,799
750,000	MONSANTO CO SR UNSECURED 04/16 2.75	4/15/2016	2.750	797,532	781,899
650,064	MORGAN STANLEY CAPITAL I TRUST MSC 2007 IQ13 A1A	3/15/2044	5.312	720,532	712,116
350,000	MORGAN STANLEY NOTES 04/18 6.625	4/1/2018	6.625	413,466	409,533
925,000	MORGAN STANLEY NOTES 04/18 6.625	4/1/2018	6.625	992,346	1,082,337
230,000	MORGAN STANLEY SR UNSECURED 02/23 3.75	2/25/2023	3.750	224,528	223,805
330,000	MORGAN STANLEY SR UNSECURED 04/18 2.125	4/25/2018	2.125	329,766	327,154
340,000	MORGAN STANLEY SR UNSECURED 10/15 5.375	10/15/2015	5.375	366,476	365,694
165,000	MORGAN STANLEY SUBORDINATED 05/23 4.1	5/22/2023	4.100	154,358	159,679
100,000	MYLAN INC COMPANY GUAR 144A 07/20 7.875	7/15/2020	7.875	118,188	113,154
605,000	MYLAN INC COMPANY GUAR 144A 07/20 7.875	7/15/2020	7.875	702,521	684,583
200,000	MYLAN INC SR UNSECURED 11/16 1.35	11/29/2016	1.350	199,882	199,633
620,000	NATIONAL BANK OF CANADA BANK GUARANT 06/15 1.5	6/26/2015	1.500	618,500	627,993

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

330,000	NATIONAL RURAL UTIL COOP COLLATERAL T 11/23 3.4	11/15/2023	3.400	329,746	319,321
355,000	NATL CITY BANK CLEV OH SUBORDINATED 06/17 5.8	6/7/2017	5.800	372,279	400,114
360,000	NBCUNIVERSAL ENTERPRISE COMPANY GUAR 144A 04/19 1.974	4/15/2019	1.974	359,795	347,821
335,000	NBCUNIVERSAL ENTERPRISE COMPANY GUAR 144A 04/19 1.974	4/15/2019	1.974	334,809	327,690
300,000	NBCUNIVERSAL MEDIA LLC COMPANY GUAR 04/21 4.375	4/1/2021	4.375	329,541	317,527
835,000	NCUA GUARANTEED NOTES NGN 2010 C1 A2	10/29/2020	2.900	841,281	862,521
2,316,683	NCUA GUARANTEED NOTES NGN 2010 C1 APT	10/29/2020	2.650	2,323,849	2,380,009
220,000	NCUA GUARANTEED NOTES US GOVT GUAR 06/15 1.4	6/12/2015	1.400	219,694	223,395
635,000	NCUA GUARANTEED NOTES US GOVT GUAR 06/17 2.35	6/12/2017	2.350	634,543	661,365
410,000	NCUA GUARANTEED NOTES US GOVT GUAR 06/19 3.	6/12/2019	3.000	409,565	428,860
1,120,000	NCUA GUARANTEED NOTES US GOVT GUAR 06/21 3.45	6/12/2021	3.450	1,115,968	1,167,376
715,000	NEDER WATERSCHAPSBANK SR UNSECURED 03/15 3	3/17/2015	3.000	752,262	737,411
150,000	NETAPP INC SR UNSECURED 12/17 2	12/15/2017	2.000	149,241	149,230
580,000	NEW YORK LIFE GLOBAL FDG SECURED 144A 05/17 1.65	5/15/2017	1.650	578,962	580,637
810,000	NEW YORK LIFE GLOBAL FDG SECURED 144A 07/15 0.75	7/24/2015	0.750	809,279	811,707
300,000	NEXTERA ENERGY CAPITAL COMPANY GUAR 09/15 1.339	9/1/2015	1.339	301,095	301,998
285,000	NEXTERA ENERGY CAPITAL COMPANY GUAR 09/15 1.339	9/1/2015	1.339	286,040	286,898
710,000	NISSAN MASTER OWNER TRUST RECE NMOTR 2013 A A	2/15/2018	0.467	710,000	708,715
400,000	NORTHERN ROCK ASSET MANA COVERED 144A 06/17 5.625	6/22/2017	5.625	464,371	450,796
245,000	NORTHROP GRUMMAN CORP SR UNSECURED 08/23 3.25	8/1/2023	3.250	243,682	228,525
225,000	NOVARTIS CAPITAL CORP COMPANY GUAR 09/22 2.4	9/21/2022	2.400	208,787	206,287
385,000	NUCOR CORP SR UNSECURED 08/23 4.	8/1/2023	4.000	384,715	375,829
280,000	OMNICOM GROUP INC COMPANY GUAR 07/19 6.25	7/15/2019	6.250	326,088	323,203
160,000	ONCOR ELECTRIC DELIVERY SR SECURED 06/22 4.1	6/1/2022	4.100	159,710	160,722
310,000	ONCOR ELECTRIC DELIVERY SR SECURED 09/17 5.	9/30/2017	5.000	332,822	340,580
160,000	ORACLE CORP SR UNSECURED 07/23 3.625	7/15/2023	3.625	158,557	158,715
240,000	ORACLE CORP SR UNSECURED 10/22 2.5	10/15/2022	2.500	226,348	219,825
135,000	PACIFIC GAS + ELECTRIC SR UNSECURED 11/23 3.85	11/15/2023	3.850	134,756	134,274
675,000	PENSKE TRUCK LEASING/PTL SR UNSECURED 144A 07/22 4.875	7/11/2022	4.875	692,840	692,469
225,000	PEPSICO INC SR UNSECURED 03/23 2.75	3/1/2023	2.750	209,367	208,251
405,000	PERRIGO CO PLC COMPANY GUAR 144A 11/18 2.3	11/8/2018	2.300	404,429	399,746

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

350,000	PETROBRAS GLOBAL FINANCE COMPANY GUAR 05/23 4.375	5/20/2023	4.375	345,898	311,812
695,000	PETROBRAS GLOBAL FINANCE COMPANY GUAR 05/23 4.375	5/20/2023	4.375	686,855	619,170
270,000	PETROBRAS INTL FIN CO COMPANY GUAR 01/21 5.375	1/27/2021	5.375	281,289	267,945
245,000	PETROFAC LTD COMPANY GUAR 144A 10/18 3.4	10/10/2018	3.400	244,086	244,495
40,000	PETROLEOS MEXICANOS COMPANY GUAR 01/24 4.875	1/18/2024	4.875	39,792	40,000
50,000	PETROLEOS MEXICANOS COMPANY GUAR 07/18 3.5	7/18/2018	3.500	49,771	51,313
400,000	PFIZER INC SR UNSECURED 03/19 6.2	3/15/2019	6.200	489,496	474,172
920,000	PFS FINANCING CORP PFSFC 2012 AA A 144A	2/15/2016	1.367	920,000	920,604
150,000	PHILIP MORRIS INTL INC SR UNSECURED 01/19 1.875	1/15/2019	1.875	148,832	146,588
140,000	PHILIP MORRIS INTL INC SR UNSECURED 05/21 4.125	5/17/2021	4.125	154,477	145,585
440,000	PHILIP MORRIS INTL INC SR UNSECURED 08/22 2.5	8/22/2022	2.500	433,940	401,086
185,000	PHILIP MORRIS INTL INC SR UNSECURED 11/23 3.6	11/15/2023	3.600	183,662	179,071
180,000	PLAINS ALL AMER PIPELINE SR UNSECURED 10/23 3.85	10/15/2023	3.850	177,264	175,590
615,000	PNC BANK NA SR UNSECURED 10/16 1.3	10/3/2016	1.300	614,434	618,524
125,000	PNC FINANCIAL SERVICES SR UNSECURED 11/22 VAR	11/9/2022	2.854	125,841	116,088
205,000	PNC FUNDING CORP BANK GUARANT 02/17 5.625	2/1/2017	5.625	224,197	227,551
90,000	PNC FUNDING CORP BANK GUARANT 11/15 5.25	11/15/2015	5.250	96,587	96,647
305,000	PRECISION CASTPARTS CORP SR UNSECURED 01/18 1.25	1/15/2018	1.250	304,536	296,918
260,000	PRECISION CASTPARTS CORP SR UNSECURED 12/15 0.7	12/20/2015	0.700	259,922	260,031
90,000	PRINCIPAL FINANCIAL GROU COMPANY GUAR 11/17 1.85	11/15/2017	1.850	89,906	89,186
745,000	PRINCIPAL LIFE INC FDG SR SECURED 04/15 5.55	4/27/2015	5.550	827,710	794,370
725,000	PROGRESS ENERGY INC SR UNSECURED 01/16 5.625	1/15/2016	5.625	809,571	789,180
300,000	PROGRESS ENERGY INC SR UNSECURED 03/19 7.05	3/15/2019	7.050	330,531	359,579
340,000	PROGRESS ENERGY INC SR UNSECURED 04/22 3.15	4/1/2022	3.150	338,745	327,373
250,000	PRUDENTIAL FINANCIAL INC SR UNSECURED 05/16 3.	5/12/2016	3.000	251,735	260,345
290,000	PUB SVC ELEC + GAS SECURED 05/23 2.375	5/15/2023	2.375	289,075	260,758
205,000	PUBLIC SERVICE COLORADO 1ST MORTGAGE 06/19 5.125	6/1/2019	5.125	242,755	231,119
325,000	REGIONS FINANCIAL CORP SR UNSECURED 05/18 2.	5/15/2018	2.000	323,915	314,701
250,000	REINSURANCE GRP OF AMER SR UNSECURED 03/17 5.625	3/15/2017	5.625	247,718	275,606
605,000	REPUBLIC OF PANAMA SR UNSECURED 01/20 5.2	1/30/2020	5.200	652,940	658,694
325,000	REPUBLIC OF TURKEY SR UNSECURED 04/18 6.75	4/3/2018	6.750	386,750	352,950

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

560,000	REPUBLIC SERVICES INC COMPANY GUAR 09/19 5.5	9/15/2019	5.500	659,079	630,132
175,000	REYNOLDS AMERICAN INC COMPANY GUAR 09/23 4.85	9/15/2023	4.850	174,864	180,654
170,000	REYNOLDS AMERICAN INC COMPANY GUAR 10/15 1.05	10/30/2015	1.050	169,760	170,541
170,000	RIO TINTO FIN USA LTD COMPANY GUAR 09/21 3.75	9/20/2021	3.750	174,114	171,631
390,000	RIO TINTO FIN USA PLC 06/16 1.375	6/17/2016	1.375	388,861	396,074
375,000	ROPER INDUSTRIES INC SR UNSECURED 10/18 2.05	10/1/2018	2.050	374,294	364,434
410,000	ROSNEFT(ROSNEFT INT FIN) SR UNSECURED 144A 03/22 4.199	3/6/2022	4.199	412,500	376,175
655,000	ROYAL BANK OF CANADA COVERED 07/17 1.125	7/21/2017	1.125	654,673	656,601
500,000	ROYAL BANK OF CANADA SR UNSECURED 07/16 2.3	7/20/2016	2.300	523,515	516,889
750,000	ROYAL BANK OF CANADA SR UNSECURED 10/14 VAR	10/30/2014	0.936	752,243	754,187
400,000	ROYAL BK SCOTLND GRP PLC SR UNSECURED 09/15 2.55	9/18/2015	2.550	399,772	409,103
215,000	RPM INTERNATIONAL INC SR UNSECURED 11/22 3.45	11/15/2022	3.450	214,723	196,334
165,000	RYDER SYSTEM INC SR UNSECURED 11/18 2.45	11/15/2018	2.450	164,622	163,231
240,000	SAFRA NATIONAL BANK CERT OF DEPO 08/17 1.25	8/15/2017	1.250	240,000	238,722
240,000	SALLIE MAE BANK/SALT LKE CERT OF DEPO 12/14 1.4	12/1/2014	1.400	240,000	241,715
1,000,000	SAN DIEGO GAS + ELECTRIC 1ST MORTGAGE 11/15 5.3	11/15/2015	5.300	1,151,790	1,081,569
240,000	SANTANDER BANK NA CERT OF DEPO 09/14 0.8	9/5/2014	0.800	240,000	240,608
75,389	SANTANDER DRIVE AUTO RECEIVABL SDART 2012 4 A2	8/17/2015	0.790	75,384	75,397
294,537	SANTANDER DRIVE AUTO RECEIVABL SDART 2012 AA A2 144A	2/16/2016	0.550	294,518	294,534
540,000	SANTANDER DRIVE AUTO RECEIVABL SDART 2012 AA A3 144A	3/15/2017	0.650	539,928	539,517
200,000	SANTANDER HOLDINGS USA SR UNSECURED 04/16 4.625	4/19/2016	4.625	192,094	213,271
175,000	SANTANDER HOLDINGS USA SR UNSECURED 09/15 3	9/24/2015	3.000	174,487	180,714
631,840	SBA POOL 507686 SBA 10/30 VARIABLE	10/25/2030	2.000	664,814	666,507
555,568	SBA POOL 508005 SBA 01/19 VARIABLE	1/25/2019	3.080	586,125	580,087
264,773	SBA POOL 508109 SBA 04/19 VARIABLE	4/25/2019	3.575	284,631	282,464
710,327	SBA POOL 508327 SBA 09/16 VARIABLE	9/25/2016	4.330	754,057	723,959
259,991	SBA POOL 508346 SBA 04/19 VARIABLE	4/25/2019	2.575	270,066	268,799
313,450	SBA POOL 508349 SBA 12/19 VARIABLE	12/25/2019	3.575	337,057	331,986
420,184	SBA POOL 508413 SBA 11/19 VARIABLE	11/25/2019	3.545	452,748	445,698
538,799	SBA POOL 508531 SBA 02/19 VARIABLE	2/25/2019	4.325	586,954	576,786
817,645	SBA POOL 508947 SBA 08/22 VARIABLE	8/25/2022	3.000	874,369	870,962

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

300,000	SCHLUMBERGER INVESTMENT COMPANY GUAR 144A 09/21 3.3	9/14/2021	3.300	302,578	298,259
100,000	SCHLUMBERGER INVT SA 12/23 3.65	12/1/2023	3.650	99,660	99,129
1,000,000	SCHLUMBERGER NORGE AS COMPANY GUAR 144A 09/16 1.95	9/14/2016	1.950	1,015,150	1,020,255
533,218	SCHOLAR FUNDING TRUST SCHOL 2011 A A 144A	10/28/2043	1.138	522,694	533,795
550,000	SCRIPPS NETWORKS INTERAC SR UNSECURED 12/16 2.7	12/15/2016	2.700	547,003	571,814
450,000	SEMPRA ENERGY SR UNSECURED 03/14 2	3/15/2014	2.000	457,920	451,391
230,000	SHELL INTERNATIONAL FIN COMPANY GUAR 08/23 3.4	8/12/2023	3.400	229,517	224,170
360,000	SHELL INTERNATIONAL FIN COMPANY GUAR 11/16 0.9	11/15/2016	0.900	359,554	359,758
765,000	SHELL INTERNATIONAL FIN COMPANY GUAR 11/18 2	11/15/2018	2.000	764,786	765,930
1,000,000	SHERWIN WILLIAMS CO SR UNSECURED 12/14 3.125	12/15/2014	3.125	1,058,360	1,024,037
240,000	SILVERGATE BANK CERT OF DEPO 05/17 0.9	5/26/2017	0.900	240,000	235,168
350,000	SIMON PROPERTY GROUP LP SR UNSECURED 02/20 5.65	2/1/2020	5.650	348,674	397,942
130,000	SIMON PROPERTY GROUP LP SR UNSECURED 03/21 4.375	3/1/2021	4.375	145,406	137,454
175,000	SIMON PROPERTY GROUP LP SR UNSECURED 12/21 4.125	12/1/2021	4.125	179,388	181,037
850,000	SLM STUDENT LOAN TRUST SLMA 2008 5 A4	7/25/2023	1.938	895,156	888,560
548,328	SLM STUDENT LOAN TRUST SLMA 2012 2 A	1/25/2029	0.865	548,328	550,673
554,946	SLM STUDENT LOAN TRUST SLMA 2012 A A1 144A	8/15/2025	1.567	554,946	560,276
850,000	SLM STUDENT LOAN TRUST SLMA 2012 B A2 144A	10/15/2030	3.480	849,913	887,814
508,693	SLM STUDENT LOAN TRUST SLMA 2012 D A1 144A	6/15/2023	1.217	508,693	510,755
574,945	SLM STUDENT LOAN TRUST SLMA 2012 E A1 144A	10/16/2023	0.917	574,945	575,307
42,245	SMALL BUSINESS ADMINISTRATION SBAP 1998 20F 1	6/1/2018	6.300	42,427	45,106
81,150	SMALL BUSINESS ADMINISTRATION SBIC 2004 P10B 1	8/10/2014	4.754	81,150	82,391
800,000	SOUTHERN CO SR UNSECURED 09/16 1.95	9/1/2016	1.950	798,784	816,414
175,000	SOUTHWESTERN BELL TEL CO COMPANY GUAR 07/15 7.	7/1/2015	7.000	206,785	190,526
400,000	SPAREBANK 1 BOLIGKREDITT COVERED 144A 05/17 2.625	5/26/2017	2.625	423,065	416,120
285,000	SPECTRA ENERGY PARTNERS SR UNSECURED 06/21 4.6	6/15/2021	4.600	289,306	295,438
115,000	ST JUDE MEDICAL INC SR UNSECURED 04/23 3.25	4/15/2023	3.250	118,192	107,293
235,000	STARBUCKS CORP SR UNSECURED 10/23 3.85	10/1/2023	3.850	231,637	236,372
240,000	STATE BANK OF INDIA CERT OF DEPO 06/16 2.15	6/28/2016	2.150	244,087	246,450
260,000	STATOIL ASA 11/18 1.95	11/8/2018	1.950	259,631	257,780
260,000	STATOIL ASA COMPANY GUAR 01/24 2.65	1/15/2024	2.650	259,485	234,521

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

485,000	STATOIL ASA COMPANY GUAR 04/19 5.25	4/15/2019	5.250	538,507	549,681
580,000	STHRN CALIFORNIA ST PUBLIC PWR STNPWR 05/17 FIXED 6.93	5/15/2017	6.930	708,186	674,894
300,000	STRIP PRINC 05/21 0.00000	5/15/2021	0.010	174,837	247,154
240,000	SUNTRUST BANK CERT OF DEPO 05/14 VAR	5/28/2014	1.237	245,791	237,573
600,000	SUNTRUST BANKS INC SR UNSECURED 11/18 2.35	11/1/2018	2.350	599,490	596,821
200,000	SVB FINANCIAL GROUP SR UNSECURED 09/20 5.375	9/15/2020	5.375	198,600	220,259
625,000	TAKEDA PHARMACEUTICAL SR UNSECURED 144A 03/15 1.031	3/17/2015	1.031	625,000	628,126
205,000	TCI COMMUNICATIONS INC SR UNSECURED 08/15 8.75	8/1/2015	8.750	263,310	230,556
425,000	TECH DATA CORP SR UNSECURED 09/17 3.75	9/21/2017	3.750	433,483	439,203
175,000	TELEFONICA EMISIONES SAU COMPANY GUAR 02/21 5.462	2/16/2021	5.462	180,344	184,650
175,000	TELEFONICA EMISIONES SAU COMPANY GUAR 04/18 3.192	4/27/2018	3.192	175,000	178,223
600,000	TENN VALLEY AUTHORITY SR UNSECURED 02/21 3.875	2/15/2021	3.875	651,909	633,559
900,000	TEVA PHARMA FIN II/III COMPANY GUAR 06/15 3.	6/15/2015	3.000	934,911	928,832
330,000	THERMO FISHER SCIENTIFIC SR UNSECURED 02/17 1.3	2/1/2017	1.300	329,805	328,566
300,000	THERMO FISHER SCIENTIFIC SR UNSECURED 02/19 2.4	2/1/2019	2.400	299,388	297,207
320,000	THOMSON REUTERS CORP SR UNSECURED 05/16 0.875	5/23/2016	0.875	319,142	317,748
180,000	TIME WARNER INC COMPANY GUAR 06/22 3.4	6/15/2022	3.400	179,743	175,652
315,000	TOTAL CAPITAL INTL SA COMPANY GUAR 01/23 2.7	1/25/2023	2.700	323,275	290,570
475,000	TOTAL CAPITAL INTL SA COMPANY GUAR 02/22 2.875	2/17/2022	2.875	463,206	451,704
800,000	TOYOTA MOTOR CREDIT CORP SR UNSECURED 01/14 VAR	1/15/2014	0.494	793,432	800,085
110,000	TOYOTA MOTOR CREDIT CORP SR UNSECURED 06/15 3.2	6/17/2015	3.200	112,796	114,394
440,000	TOYOTA MOTOR CREDIT CORP SR UNSECURED 10/18 2.	10/24/2018	2.000	439,894	439,872
285,000	TRANS CANADA PIPELINES SR UNSECURED 01/16 0.75	1/15/2016	0.750	284,496	284,286
105,000	TRANSALTA CORP SR UNSECURED 11/22 4.5	11/15/2022	4.500	103,179	100,866
225,000	TRANSATLANTIC HOLDINGS SR UNSECURED 12/15 5.75	12/14/2015	5.750	240,368	243,898
175,000	TRANSOCEAN INC COMPANY GUAR 03/18 6	3/15/2018	6.000	189,028	196,253
505,945	TSY INFL IX N/B 01/23 0.125	1/15/2023	0.125	542,600	477,841
190,692	TSY INFL IX N/B 07/23 0.375	7/15/2023	0.375	187,160	183,913
501,820	TSY INFL IX N/B 07/23 0.375	7/15/2023	0.375	493,109	483,982
629,000	UBS AG LONDON COVERED 144A 01/15 1.875	1/23/2015	1.875	645,086	637,806
805,000	UBS AG LONDON COVERED 144A 03/17 0.75	3/24/2017	0.750	802,931	809,489

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

183,000	UBS AG STAMFORD CT SR UNSECURED 04/18 5.75	4/25/2018	5.750	207,765	210,093
200,000	UDR INC COMPANY GUAR 06/18 4.25	6/1/2018	4.250	197,976	211,558
625,000	UNION BANK NA SR UNSECURED 06/16 3.	6/6/2016	3.000	626,181	653,574
275,000	UNION BANK NA SR UNSECURED 06/17 2.125	6/16/2017	2.125	274,172	276,267
755,000	UNION BANK NA SR UNSECURED 09/16 1.5	9/26/2016	1.500	753,082	760,532
150,000	UNION ELECTRIC CO SR SECURED 02/19 6.7	2/1/2019	6.700	184,199	179,974
254,000	UNION PACIFIC CORP SR UNSECURED 144A 02/24 3.646	2/15/2024	3.646	269,114	245,426
405,000	UNIONBANCAL CORP SR UNSECURED 06/22 3.5	6/18/2022	3.500	426,110	397,260
505,000	UNITED TECHNOLOGIES CORP SR UNSECURED 06/22 3.1	6/1/2022	3.100	528,583	493,780
850,000	UNITED TECHNOLOGIES CORP SR UNSECURED 12/17 5.375	12/15/2017	5.375	1,025,406	968,626
1,000,000	UNITEDHEALTH GROUP INC SR UNSECURED 02/14 4.75	2/10/2014	4.750	1,074,820	1,004,447
275,000	UNITEDHEALTH GROUP INC SR UNSECURED 03/19 1.625	3/15/2019	1.625	273,897	264,818
115,000	UNITEDHEALTH GROUP INC SR UNSECURED 10/20 3.875	10/15/2020	3.875	123,692	121,231
360,000	UNIV OF CALIFORNIA CA REVENUES UNVHGR 07/19 FIXED 1.796	7/1/2019	1.796	360,000	346,021
305,000	UPS OF AMERICA INC SR UNSECURED 04/20 8.375	4/1/2020	8.375	426,591	394,559
310,000	US BANCORP SR UNSECURED 11/18 1.95	11/15/2018	1.950	309,616	308,337
285,000	US BANCORP SR UNSECURED 11/18 1.95	11/15/2018	1.950	284,647	283,472
5,410,000	US TREASURY N/B 01/18 0.875	1/31/2018	0.875	5,389,390	5,306,875
1,200,000	US TREASURY N/B 01/19 1.25	1/31/2019	1.250	1,221,698	1,170,281
2,700,000	US TREASURY N/B 02/15 0.25	2/28/2015	0.250	2,701,477	2,701,688
3,105,000	US TREASURY N/B 02/18 0.75	2/28/2018	0.750	3,061,093	3,023,252
840,000	US TREASURY N/B 02/20 1.25	2/29/2020	1.250	809,648	795,178
170,000	US TREASURY N/B 02/20 8.5	2/15/2020	8.500	240,377	233,073
885,000	US TREASURY N/B 02/22 2	2/15/2022	2.000	860,040	839,851
1,250,000	US TREASURY N/B 03/15 0.25	3/31/2015	0.250	1,250,555	1,250,684
1,675,000	US TREASURY N/B 03/15 0.375	3/15/2015	0.375	1,671,862	1,678,467
2,245,000	US TREASURY N/B 03/16 2.375	3/31/2016	2.375	2,400,609	2,341,816
6,290,000	US TREASURY N/B 03/18 0.75	3/31/2018	0.750	6,158,294	6,111,125
2,925,000	US TREASURY N/B 03/19 1.5	3/31/2019	1.500	3,005,633	2,876,325
1,770,000	US TREASURY N/B 04/15 0.125	4/30/2015	0.125	1,765,765	1,767,926
1,265,000	US TREASURY N/B 04/15 0.375	4/15/2015	0.375	1,267,619	1,267,916

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

2,390,000	US TREASURY N/B 05/15 0.25	5/15/2015	0.250	2,387,573	2,391,494
1,300,000	US TREASURY N/B 05/17 0.625	5/31/2017	0.625	1,294,199	1,283,039
585,000	US TREASURY N/B 05/17 2.75	5/31/2017	2.750	626,686	619,369
1,280,000	US TREASURY N/B 05/17 4.5	5/15/2017	4.500	1,516,983	1,428,401
4,100	US TREASURY N/B 05/18 1.	5/31/2018	0.875	4,030	4,010
725,000	US TREASURY N/B 05/18 1.	5/31/2018	1.000	720,647	709,141
245,000	US TREASURY N/B 05/18 3.875	5/15/2018	3.875	257,671	270,036
3,030,000	US TREASURY N/B 05/19 1.125	5/31/2019	1.125	3,047,017	2,908,800
1,795,000	US TREASURY N/B 05/20 1.375	5/31/2020	1.375	1,748,729	1,701,183
2,680,000	US TREASURY N/B 05/20 3.5	5/15/2020	3.500	2,888,040	2,891,259
100,000	US TREASURY N/B 05/42 3.	5/15/2042	3.000	95,701	83,859
985,000	US TREASURY N/B 06/14 0.75	6/15/2014	0.750	994,631	987,848
3,370,000	US TREASURY N/B 06/15 0.375	6/15/2015	0.375	3,374,723	3,377,107
1,330,000	US TREASURY N/B 06/16 0.5	6/15/2016	0.500	1,327,246	1,328,649
365,000	US TREASURY N/B 06/17 0.75	6/30/2017	0.750	367,363	361,150
1,635,000	US TREASURY N/B 06/20 1.875	6/30/2020	1.875	1,636,724	1,595,274
2,040,000	US TREASURY N/B 07/15 0.25	7/15/2015	0.250	2,038,247	2,040,080
2,095,000	US TREASURY N/B 07/15 0.25	7/31/2015	0.250	2,092,463	2,094,918
2,710,000	US TREASURY N/B 07/16 0.625	7/15/2016	0.625	2,703,572	2,713,388
3,930,000	US TREASURY N/B 07/16 1.5	7/31/2016	1.500	4,061,761	4,019,651
1,965,000	US TREASURY N/B 07/17 0.5	7/31/2017	0.500	1,960,407	1,923,704
120,000	US TREASURY N/B 08/14 0.25	8/31/2014	0.250	120,005	120,103
2,320,000	US TREASURY N/B 08/14 0.5	8/15/2014	0.500	2,328,386	2,325,438
1,635,000	US TREASURY N/B 08/14 2.375	8/31/2014	2.375	1,723,518	1,659,079
150,000	US TREASURY N/B 08/15 0.375	8/31/2015	0.375	149,918	150,228
1,845,000	US TREASURY N/B 08/16 1	8/31/2016	1.000	1,867,050	1,862,297
500,000	US TREASURY N/B 08/17 8.875	8/15/2017	8.875	649,784	637,969
480,000	US TREASURY N/B 08/17 8.875	8/15/2017	8.875	679,277	612,450
1,785,000	US TREASURY N/B 08/18 1.5	8/31/2018	1.500	1,787,988	1,775,936
855,000	US TREASURY N/B 08/20 2.625	8/15/2020	2.625	940,124	872,367
1,460,000	US TREASURY N/B 08/20 8.75	8/15/2020	8.750	2,109,091	2,049,019

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

1,755,000	US TREASURY N/B 08/21 2.125	8/15/2021	2.125	1,847,613	1,700,156
1,660,000	US TREASURY N/B 08/22 1.625	8/15/2022	1.625	1,523,569	1,508,137
1,515,000	US TREASURY N/B 09/14 0.25	9/15/2014	0.250	1,516,082	1,516,301
335,000	US TREASURY N/B 09/15 0.25	9/30/2015	0.250	334,607	334,699
7,160,000	US TREASURY N/B 09/16 1.	9/30/2016	1.000	7,203,657	7,221,533
1,860,000	US TREASURY N/B 09/17 0.625	9/30/2017	0.625	1,864,723	1,821,347
795,000	US TREASURY N/B 09/17 1.875	9/30/2017	1.875	838,725	815,310
18,625,000	US TREASURY N/B 09/18 1.375	9/30/2018	1.375	18,615,232	18,397,999
2,500,000	US TREASURY N/B 09/18 1.375	9/30/2018	1.375	2,504,530	2,469,530
1,405,000	US TREASURY N/B 09/18 1.375	9/30/2018	1.375	1,411,240	1,387,876
870,000	US TREASURY N/B 10/14 2.375	10/31/2014	2.375	915,293	885,938
6,900,000	US TREASURY N/B 10/15 0.25	10/31/2015	0.250	6,890,590	6,890,299
1,400,000	US TREASURY N/B 10/15 1.25	10/31/2015	1.250	1,437,226	1,423,187
1,155,000	US TREASURY N/B 10/16 0.625	10/15/2016	0.625	1,154,283	1,152,834
6,280,000	US TREASURY N/B 10/16 1.	10/31/2016	1.000	6,344,706	6,327,590
1,030,000	US TREASURY N/B 10/16 3.125	10/31/2016	3.125	1,123,545	1,099,042
930,000	US TREASURY N/B 10/17 1.875	10/31/2017	1.875	969,380	953,250
940,000	US TREASURY N/B 11/14 0.375	11/15/2014	0.375	939,296	941,799
1,205,000	US TREASURY N/B 11/14 2.125	11/30/2014	2.125	1,267,651	1,226,369
21,480,000	US TREASURY N/B 11/15 0.25	11/30/2015	0.250	21,458,437	21,437,212
2,030,000	US TREASURY N/B 11/15 1.375	11/30/2015	1.375	2,086,173	2,069,252
240,000	US TREASURY N/B 11/16 0.625	11/15/2016	0.625	240,465	239,269
1,260,000	US TREASURY N/B 11/16 4.625	11/15/2016	4.625	1,449,877	1,398,600
480,000	US TREASURY N/B 11/17 4.25	11/15/2017	4.250	567,657	534,450
47,600,000	US TREASURY N/B 11/18 1.25	11/30/2018	1.250	47,165,143	46,581,074
2,090,000	US TREASURY N/B 11/18 1.25	11/30/2018	1.250	2,065,437	2,045,261
15,000	US TREASURY N/B 11/21 8.	11/15/2021	8.000	21,488	20,836
535,000	US TREASURY N/B 11/22 7.625	11/15/2022	7.625	770,566	741,435
4,900,000	US TREASURY N/B 11/23 2.75	11/15/2023	2.750	4,838,974	4,793,577
1,110,000	US TREASURY N/B 11/23 2.75	11/15/2023	2.750	1,112,161	1,085,892
100,000	US TREASURY N/B 11/41 3.125	11/15/2041	3.125	102,813	86,375

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

835,000	US TREASURY N/B 11/43 3.75	11/15/2043	3.750	816,191	807,079
100,000	US TREASURY N/B 11/43 3.75	11/15/2043	3.750	97,360	96,656
9,700,000	US TREASURY N/B 12/14 0.125	12/31/2014	0.125	9,678,814	9,696,974
6,000,000	US TREASURY N/B 12/14 0.25	12/15/2014	0.250	5,977,542	6,004,920
5,230,000	US TREASURY N/B 12/15 0.25	12/31/2015	0.250	5,215,564	5,216,109
690,000	US TREASURY N/B 12/15 2.125	12/31/2015	2.125	707,407	713,719
16,505,000	US TREASURY N/B 12/16 0.625	12/15/2016	0.625	16,490,744	16,437,957
3,190,000	US TREASURY N/B 12/18 1.5	12/31/2018	1.500	3,162,690	3,154,113
1,090,000	US TREASURY N/B 12/20 2.375	12/31/2020	2.250	1,089,557	1,085,742
1,000,000	VERIZON COMMUNICATIONS SR UNSECURED 03/14 VAR	3/28/2014	0.858	1,005,360	1,001,257
1,820,000	VERIZON COMMUNICATIONS SR UNSECURED 09/16 2.5	9/15/2016	2.500	1,818,599	1,881,946
575,000	VERIZON COMMUNICATIONS SR UNSECURED 09/18 3.65	9/14/2018	3.650	574,977	608,674
1,550,000	VERIZON COMMUNICATIONS SR UNSECURED 09/20 4.5	9/15/2020	4.500	1,556,757	1,659,377
525,000	VERIZON COMMUNICATIONS SR UNSECURED 09/23 5.15	9/15/2023	5.150	570,339	563,688
865,000	VERIZON COMMUNICATIONS SR UNSECURED 09/23 5.15	9/15/2023	5.150	908,008	928,744
425,000	VERIZON COMMUNICATIONS SR UNSECURED 11/22 2.45	11/1/2022	2.450	361,760	376,229
245,000	VIRGINIA ELEC + POWER CO SR UNSECURED 09/17 5.95	9/15/2017	5.950	283,120	282,502
160,000	VODAFONE GROUP PLC SR UNSECURED 01/15 5.375	1/30/2015	5.375	176,648	167,871
865,000	VODAFONE GROUP PLC SR UNSECURED 06/14 4.15	6/10/2014	4.150	864,420	878,799
460,000	VODAFONE GROUP PLC SR UNSECURED 09/17 1.25	9/26/2017	1.250	458,579	449,503
175,000	VODAFONE GROUP PLC SR UNSECURED 09/17 1.25	9/26/2017	1.250	175,765	171,007
300,000	VOLKSWAGEN INTL FIN NV COMPANY GUAR 144A 11/15 1.15	11/20/2015	1.150	299,682	302,435
600,000	WACHOVIA BANK COMMERCIAL MORTG WBCMT 2006 C25 A4	5/15/2043	5.724	653,625	647,369
546,215	WACHOVIA BANK COMMERCIAL MORTG WBCMT 2006 C29 A1A	11/15/2048	5.297	601,583	598,801
800,000	WACHOVIA CORP SR UNSECURED 06/17 VAR	6/15/2017	0.513	784,336	793,793
250,000	WALGREEN CO SR UNSECURED 09/22 3.1	9/15/2022	3.100	252,100	234,372
400,000	WALT DISNEY COMPANY/THE SR UNSECURED 08/21 2.75	8/16/2021	2.750	404,028	385,650
4,173	WASHINGTON MUTUAL MSC MORTGAGE WAMMS 2003 AR1 1A	2/25/2033	2.252	4,242	4,117
130,000	WASHINGTON REIT SR UNSECURED 10/22 3.95	10/15/2022	3.950	126,330	123,440
220,000	WASTE MANAGEMENT INC COMPANY GUAR 09/22 2.9	9/15/2022	2.900	219,298	203,804
285,000	WEATHERFORD BERMUDA COMPANY GUAR 03/19 9.625	3/1/2019	9.625	370,306	366,186

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

345,000	WELLPOINT INC SR UNSECURED 01/23 3.3	1/15/2023	3.300	353,759	321,959
280,000	WELLPOINT INC SR UNSECURED 08/21 3.7	8/15/2021	3.700	285,628	278,965
380,000	WELLPOINT INC SR UNSECURED 09/15 1.25	9/10/2015	1.250	379,844	382,641
245,000	WELLS FARGO + COMPANY SR UNSECURED 01/18 1.5	1/16/2018	1.500	244,559	243,417
350,000	WELLS FARGO + COMPANY SR UNSECURED 01/19 2.15	1/15/2019	2.150	349,234	348,904
500,000	WELLS FARGO + COMPANY SR UNSECURED 04/18 VAR	4/23/2018	0.869	502,731	502,761
725,000	WELLS FARGO + COMPANY SR UNSECURED 04/21 4.6	4/1/2021	4.600	778,563	794,765
600,000	WELLS FARGO + COMPANY SR UNSECURED 04/21 4.6	4/1/2021	4.600	659,308	657,736
900,000	WELLS FARGO + COMPANY SR UNSECURED 06/15 VAR	6/26/2015	1.166	903,285	910,027
480,000	WELLS FARGO + COMPANY SR UNSECURED 07/16 1.25	7/20/2016	1.250	479,539	483,561
125,000	WELLS FARGO + COMPANY SUBORDINATED 08/23 4.125	8/15/2023	4.125	124,574	123,231
240,000	WELLS FARGO BANK NA CERT OF DEPO 04/17 VAR	4/19/2017	1.000	240,000	237,730
700,000	WELLS FARGO BANK NA SUBORDINATED 05/16 VAR	5/16/2016	0.448	654,997	693,459
825,000	WESTPAC BANKING CORP COVERED 144A 07/15 1.375	7/17/2015	1.375	838,447	834,900
2,700,000	WI TREASURY N/B 02/16 0.375	2/15/2016	0.375	2,701,467	2,697,467
280,000	WM WRIGLEY JR CO SR UNSECURED 144A 10/19 2.9	10/21/2019	2.900	279,387	277,685
100,000	WM WRIGLEY JR CO SR UNSECURED 144A 10/19 2.9	10/21/2019	2.900	99,781	99,173
595,000	XSTRATA FINANCE CANADA COMPANY GUAR 144A 11/14 2.85	11/10/2014	2.850	594,441	603,259
550,000	XYLEM INC COMPANY GUAR 09/16 3.55	9/20/2016	3.550	558,205	577,696
75,000	XYLEM INC COMPANY GUAR 09/16 3.55	9/20/2016	3.550	74,857	78,777
190,000	ZOETIS INC SR UNSECURED 02/16 1.15	2/1/2016	1.150	189,949	190,216
435,000	ZOETIS INC SR UNSECURED 02/18 1.875	2/1/2018	1.875	434,752	431,425
195,000	ZOETIS INC SR UNSECURED 02/23 3.25	2/1/2023	3.250	194,786	182,456

Investment companies
35,170	ISHARES CORE TOTAL US BOND MAR ISHARES CORE TOTAL US BOND M		—	3,567,017	3,743,143
3,500	ISHARES MBS ETF ISHARES MBS ETF		—	358,688	365,995
20,000	VANGUARD TOTAL BOND MARKET ETF VANGUARD TOTAL BOND MARKET		—	1,574,212	1,599,800

Futures Contracts

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

(3,250,000)	90DAY EUR FUTR DEC15 XCME 20151214	12/14/2015	—	—	—
(6,500,000)	90DAY EUR FUTR JUN14 XCME 20140616	6/16/2014	—	—	—
(1,750,000)	90DAY EUR FUTR JUN16 XCME 20160613	6/13/2016	—	—	—
(62,500,000)	90DAY EUR FUTR MAR14 XCME 20140317	3/17/2014	—	—	—
(1,750,000)	90DAY EUR FUTR MAR16 XCME 20160314	3/14/2016	—	—	—
(35,500,000)	90DAY EUR FUTR SEP14 XCME 20140915	9/15/2014	—	—	—
8,200,000	US 10YR NOTE (CBT)MAR14 XCBT 20140320	3/20/2014	—	—	—
4,300,000	US 10YR NOTE (CBT)MAR14 XCBT 20140320	3/20/2014	—	—	—
11,500,000	US 10YR NOTE (CBT)MAR14 XCBT 20140320	3/20/2014	—	—	—
(7,600,000)	US 2YR NOTE (CBT) MAR14 XCBT 20140331	3/31/2014	—	—	—
36,400,000	US 2YR NOTE (CBT) MAR14 XCBT 20140331	3/31/2014	—	—	—
32,400,000	US 2YR NOTE (CBT) MAR14 XCBT 20140331	3/31/2014	—	—	—
2,100,000	US 5YR NOTE (CBT) MAR14 XCBT 20140331	3/31/2014	—	—	—
(16,400,000)	US 5YR NOTE (CBT) MAR14 XCBT 20140331	3/31/2014	—	—	—
15,200,000	US 5YR NOTE (CBT) MAR14 XCBT 20140331	3/31/2014	—	—	—
2,500,000	US LONG BOND(CBT) MAR14 XCBT 20140320	3/20/2014	—	—	—
(1,800,000)	US LONG BOND(CBT) MAR14 XCBT 20140320	3/20/2014	—	—	—
1,200,000	US LONG BOND(CBT) MAR14 XCBT 20140320	3/20/2014	—	—	—
(3,500,000)	US ULTRA BOND(CBT MAR14 XCBT 20140320	3/20/2014	—	—	—

Interest Rate Swaps
(4,100,000)	BR204624 IRS USD P F 1.67500 CCP SWAP	11/25/2017	1.680	(4,100,000)	(4,100,000)
4,100,000	BR204624 IRS USD R V 03MLIBOR CCP SWAP	11/25/2017	1.000	4,115,290	4,135,252
(2,200,000)	BR204626 IRS USD P F 3.51119 CCP SWAP	11/25/2023	3.510	(2,200,000)	(2,200,000)
2,200,000	BR204626 IRS USD R V 03MLIBOR CCP SWAP	11/25/2023	1.000	2,217,475	2,242,387
(1,700,000)	BR204686 IRS USD P F 2.75000	3/19/2021	2.750	(1,700,000)	(1,700,000)
1,700,000	BR204686 IRS USD R V 03MLIBOR	3/19/2021	1.000	1,700,014	1,684,641
(6,500,000)	BR204687 IRS USD P F 2.00000 2 CCPVANILLA	3/19/2019	2.000	(6,500,000)	(6,500,000)
6,500,000	BR204687 IRS USD R V 03MLIBOR 1 CCPVANILLA	3/19/2019	1.000	6,500,033	6,482,928
(200,000)	BR204689 IRS USD P F 3.75000	3/19/2044	3.750	(200,000)	(200,000)
200,000	BR204689 IRS USD R V 03MLIBOR	3/19/2044	1.000	200,004	208,554

Target Corporation 401(k) Plan

EIN: 41-0215170  Plan Number: 002

Face Amount					Investments
or Number	Identity of Issue and	Maturity	Rate of	Investments	at Current
of Shares/Units(c)	Description of Investment(b)	Date(c)	Interest (%)(c)	at Cost(d)	Value(e)

(3,300,000)	BR204692 IRS USD P F .75000	3/19/2016	0.750	(3,300,000)	(3,300,000)
3,300,000	BR204692 IRS USD R V 03MLIBOR	3/19/2016	1.000	3,300,010	3,288,797
(4,900,000)	SR204625 IRS USD P V 03MLIBOR CCP SWAP	11/25/2020	1.000	(4,900,000)	(4,900,000)
4,900,000	SR204625 IRS USD R F 2.92000 CCP SWAP	11/25/2020	2.920	4,868,140	4,820,110

Cash and Cash Equivalents
900,000	BANK OF NOVA SCOTIA	9/11/2015	0.680	902,295	902,295
25,999,827	*STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	12/31/2030	0.030	25,999,827	25,999,827

	Total Intermediate-Term Bond Fund			593,000,465	588,835,450
	Total Investments			5,565,123,449	6,833,911,657

*Participant Loans (interest rate range: 4.25-10.5014%)					153,184,216
					6,987,095,873
*Indicates a party-in-interest to the Plan.

The sum of the amounts in the columns may not equal the total amounts due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TARGET CORPORATION 401(K) PLAN
Date: June 13, 2014
	By	/s/ John J. Mulligan
John J. Mulligan
Interim President and Chief Executive
Officer, Chief Financial Officer and
Chief Accounting Officer
On behalf of Target Corporation as Plan
Administrator